

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005046

No Act
PE 1/30/15

DIVISION OF
CORPORATION FINANCE

January 30, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-30-15

Kevin H. Douglas
Bass, Berry & Sims PLC
kdouglas@bassberry.com

Re: Community Health Systems, Inc.

Dear Mr. Douglas:

This is in regard to your letter dated January 30, 2015 concerning the shareholder proposal submitted by Calvert Investment Management, Inc. on behalf of the Calvert VP S&P Mid Cap 400 Index Portfolio for inclusion in CHS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that CHS therefore withdraws its January 12, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Reed Montague
Calvert Investment Management, Inc.
reed.montague@calvert.com

Kevin H. Douglas
kdouglas@bassberry.com
(615) 742-7767

January 30, 2015

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Community Health Systems, Inc.
Shareholder Proposal Submitted by Calvert Investment Management, Inc. Pursuant to Rule 14a-8 Regarding Sustainability Report

Ladies and Gentlemen:

In a letter dated January 12, 2015, we requested that the staff of the Division of Corporate Finance concur that our client, Community Health Systems, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by Calvert Investment Management, Inc. (the "Proponent").

Enclosed as Exhibit A is a letter from the Calvert Investment Management, Inc., dated January 30, 2015, withdrawing the Proposal on behalf of the Proponent. In reliance on this letter, we hereby withdraw the January 12, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to contact me at 615.742.7767 or Leigh Walton at 615.742.6201.

Sincerely,

Bass, Berry & Sims PLC

Kevin H. Douglas

Enclosure

cc: Reed Montague (via email)
Rachel A. Seifert (Community Health Systems, Inc.)
Leigh Walton (Bass, Berry & Sims PLC)

EXHIBIT A

13916700.2



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

January 30, 2015

Ms. Rachel Seifert
Executive Vice President and General Counsel
Community Health Systems
4000 Meridian Blvd.
Franklin, TN 37067

Dear Ms. Seifert,

As we previously discussed, Calvert Investments would like to withdraw our 2014 shareholder proposal asking the company to produce a sustainability report. Calvert is agreeing to withdraw the resolution based on the following information from our conversations on December 8, 2014, January 8, 2015 and January 29, 2015:

- Community Health Systems had previously produced bi-annual sustainability reports and has committed to produce a full report in 2015 that will include also information on its hospitals acquired from Health Management Associates in early 2014.

- Community Health Systems already added new information to its website on the company's plans to produce a new sustainability report that will include disclosure of initiatives and sustainable practices.

Calvert appreciates the leadership Community Health Systems has taken on sustainability and we look forward to seeing more of that in the future. We encourage the company to take the following steps as part of the process in completing this year's sustainability report.

- Review the Global Reporting Initiative guidelines and use them as a frame of reference for your report – either formally or informally. Considering these guidelines during the preparation of this report will likely inform the thinking and process of those involved in the production of the report and may spark a focus on new or existing initiatives that can further enhance both the company's sustainability and its reporting.

- Begin the process to set public goals and targets on how to improve the company's sustainability process as you move forward.

As part of our withdrawal agreement with the company, we plan to communicate the status of the company's commitment to produce a new sustainability report in 2015 to our shareholders and also maintain ongoing dialogue with Community Health Systems. As part of that effort, we would be happy to engage with the appropriate people working on the report as the company's efforts are underway. We often serve as a sounding board and resource for companies at various stages as they consider materiality and produce their reports. At times, we will review and provide feedback to a company's draft report as part of the stakeholder engagement process. We offer our support as Community Health Systems begins the process of producing its latest sustainability report and encourage you to reach out to us if we can be of assistance.

We also look forward to having an update meeting via phone in the second half of the year as appropriate – in either Q3 or Q4 – once the report is finished – to learn about the findings from the report, the progress Community Health Systems is making, and the status of the company's sustainability. Please do send us a copy of the report as soon as it is available.

Sincerely,

Reed Montague

Reed Montague
Sustainability Analyst

BASS BERRY + SIMS

Kevin H. Douglas
kdouglas@bassberry.com
(615) 742-7767

January 12, 2015

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Community Health Systems, Inc.
Shareholder Proposal Submitted by Calvert Investment Management, Inc. Pursuant to Rule 14a-8 Regarding Sustainability Report

Ladies and Gentlemen:

We are writing on behalf of our client, Community Health Systems, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(10), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proposal") submitted by Calvert Investment Management, Inc. (the "Proponent"). The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

A. Description of the Proponent's Proposal

The resolution in the Proposal states as follows:

> "RESOLVED: Shareholders request that Community Health Systems, Inc. prepare a sustainability report describing the company's environmental, social and governance (ESG) risks and opportunities including patient and worker safety, privacy and security, environmental management, including energy and waste

minimization, and supply-chain risks. The report, prepared at reasonable cost and omitting proprietary information, should be published by October 31, 2015."

A copy of the Proponent's letter, which was received by the Company's secretary on December 5, 2014, is attached hereto as Exhibit A.[1]

B. Basis for Exclusion

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. In particular, the Company has previously prepared two comprehensive sustainability reports (in 2010 and 2012, respectively), which are both publicly available on its website at http://www.chs.net/company-overview/sustainability/. A copy of the Company's 2012 sustainability report is attached hereto as Exhibit B. The Company originally began to publish sustainability reports following engagement with its shareholders regarding this topic in 2009. The Company believes that every 2 years is generally an appropriate timeframe to issue such reports (taking into account, among other matters, the significant time and resources required to prepare a sustainability report). The Company's next sustainability report is expected to be completed and made available on its website by the end of 2015.[2] Such report is expected be substantially similar in scope to its prior 2010 and 2012 reports.

C. Analysis

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials "If the company has already substantially implemented the proposal." The Commission has stated that the general policy underlying the substantial implementation basis for exclusion under Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

In 1983, the Commission adopted the current interpretation of the exclusion, under which a proposal need not be fully effected or implemented precisely as presented in a shareowner proposal in order for it to be excluded:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will

[1] A copy of another purported letter to the Company dated November 25, 2014 (which was never received by the Company) was also included with the December 5 letter and is therefore included in Exhibit A.

[2] The Company had originally intended to publish a new sustainability report in 2014 but decided to defer this until 2015 following the completion of its acquisition of Health Management Associates, Inc. during the first quarter of 2014.

> add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983) (the "1983 Release").

Since the 1983 Release, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. March 28, 1991). In order to meet this standard and exclude a shareowner proposal on the basis of substantial implementation, Rule 14a-8(i)(10) requires that a company's actions have satisfactorily addressed the proposal's underlying concerns and essential objective. See Pfizer Inc. (avail. January 11, 2013, recon. avail. March 1, 2013); the Coca-Cola Company (avail. January 25, 2012, recon. avail. February 29, 2012); Exelon Corporation (avail. February 26, 2010); Anheuser-Busch Companies, Inc. (avail. January 17, 2007); ConAgra Foods, Inc. (avail. July 3, 2006); Johnson & Johnson (avail. February 17, 2006).

In applying this policy, the Commission has made clear that Rule 14a-8(i)(10) permits exclusion of a shareowner proposal if the company has substantially implemented the essential objective of the proposal, even though the manner by which the company has implemented that objective does not correspond precisely to the actions sought by the shareowner proponent. See 1983 Release; see also the Coca-Cola Company (avail. January 25, 2012, recon. avail. February 29, 2012) (concurring in the exclusion of a proposal seeking a report on the company's responses to public policy challenges associated with can linings containing Bisphenol A where the company had made available on its website certain information regarding the use of the products and its general priority of ensuring product safety and quality); Duke Energy Corp. (avail. February 21, 2012) (concurring in the exclusion of a proposal requesting that an independent board committee prepare a report on the company's actions to build shareowner value and reduce greenhouse gases and other emissions where the company had provided certain disclosures regarding its energy efficiency programs and regulatory targets for renewable generation sources in its filings with the Commission and its sustainability report made available on its website); General Electric Company (avail. December 24, 2009) (concurring in the exclusion of a shareowner proposal requesting that the company reevaluate its policy of, and prepare a report regarding, designing and selling nuclear reactors for the production of electrical power, in light of safety and environmental risks, where the company made available on its website a report regarding its participation in the nuclear power business and its conclusion that nuclear power remained an important part of its energy business); Caterpillar Inc. (avail. March 11, 2008) (concurring in the exclusion of a shareowner proposal requesting that the company prepare a global warming report where the company had already published a report that contained certain information relating to its efforts to reduce carbon dioxide emissions); ConAgra Foods, Inc. (avail. July 3, 2006) (concurring in the exclusion of a shareowner proposal seeking a sustainability report where the company had already provided a corporate responsibility report containing certain information regarding its commitment to sustainability in several areas); Exxon Mobil Corporation (avail. March 18, 2004) (concurring in the exclusion of a shareowner proposal requesting that the board of directors prepare a report outlining recommendations regarding renewable energy sources where the company had already included certain information addressing renewable energy in its reports, filings with the Commission and other disclosures).

The Proponent's underlying concern is the Company's environmental, social and governance (ESG) risks and opportunities and its essential objective is for the Company to prepare a sustainability report (at reasonable cost and omitting proprietary information) by October 31, 2015. The Company believes, however, that the Proposal has already been substantially implemented through its existing practice of publishing periodic sustainability reports. As stated in the sustainability section of the Company's website:

> "Our baseline Sustainability Report was published in 2010 with a follow-up report published in 2012. Our third Sustainability Report, originally scheduled for publication in 2014, will now be published in 2015, so that we may incorporate our understanding of the sustainability practices underway at hospitals that joined our organization through the acquisition of Health Management Associates, Inc. in January 2014."[3]

The Company's 2010 and 2012 sustainability reports are both publicly available on the Company's website. These reports describe the Company's ESG policies, programs and performance in a comprehensive manner, including in areas that are specifically referenced in the Proposal's resolution. In particular, the 2012 sustainability report includes information in the areas of patient and worker safety, privacy and security (see pages 5, 21-30), environmental management, including energy and waste minimization (see pages 7-16) and supply-chain risks (see pages 17-20). The 2012 Report additionally addresses key areas that are not referenced in the Proposal's resolution, such as governance (see pages 4-5) and community impact (see pages 31-36). The last page of the 2012 Report also provides contact information in the event that shareholders or other third parties wish to obtain further information about the Company and its sustainability initiatives.

Although not part of the Proposal itself, the Proponent's December 3, 2014 cover letter references the Company's 2012 sustainability report and the desire for "new company disclosure." Despite these statements, however, the Company believes its prior reports, including its 2012 sustainability report, are sufficient to meet the "substantially implemented" standard under Rule 14a-8(i)(10). See Target Corporation (avail. March 26, 2013) (concurring in the exclusion of a 2013 proposal requesting that the company state its philosophy regarding sustainability policies where the company had published a corporate responsibility report in 2011 that addressed the proponent's requests). Moreover, the Company has clearly stated on its website that it intends to publish its third sustainability report in 2015. The Company expects the 2015 report to be similar in scope (including with respect to the topics to be addressed) to the 2012 report.

Overall, the Company's existing policies, practices and procedures regarding the issuance of sustainability reports compare favorably with the terms of the Proposal by addressing the Proposal's underlying concerns and achieving its essential objectives, even if the Company has done so in a

---

[3] See http://www.chs.net/company-overview/sustainability/.

manner that may not correspond precisely to the actions sought by the Proponent. For these reasons, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

D. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proponent's Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 615.742.7767 or Leigh Walton at 615.742.6201.

We appreciate your attention to this request.

Sincerely,

Bass, Berry & Sims PLC

Kevin H. Douglas

Enclosure

cc: Reed Montague (via email)
Rachel A. Seifert (Community Health Systems, Inc.)
Leigh Walton (Bass, Berry & Sims PLC)

EXHIBIT A



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

RECEIVED
DEC 05 2014
RACHEL SEIFERT

December 3, 2014

Ms. Rachel Siefert
Corporate Secretary
Community Health Systems, Inc.
4000 Meridian Blvd.
Franklin, TN 37067

Dear Ms. Siefert:

Calvert Investment Management, Inc., a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 1, 2014, Calvert had over $13.5 billion in assets under management. .

The Calvert VP S&P Mid Cap 400 Index Portfolio (referred to as the Fund) is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held these securities continuously for at least one year, and intends to continue to own the requisite number of shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that the Board of Directors commit to provide a sustainability report to shareholders, prepared at reasonable cost and omitting proprietary information, describing corporate policies, programs and performance on patient and worker safety, health and well-being of staff, privacy and security, product marketing, supply chain, and the environment, including waste minimization.

As noted in our November 25, 2014 letter (attached) to company Chairman of the Board and Chief Executive Officer Wayne Smith, Calvert's research is limited to publicly available information regarding Community Health Systems' programs, polices and strategies aimed at addressing the environmental, social, and governance (ESG) impacts of the company's business. We find limited new company disclosure in these areas and believe that both the company and investors would benefit from better disclosure on patient safety policies, programs and performance, as well as supply chain, environmental, health and safety issues, energy reductions and waste minimization, handling and disposal.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Reed Montague, at 301-951-4815, or contact her via email at reed.montague@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke
Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Deputy General Counsel and Assistant Secretary, Calvert Investment Management, Inc.

Enclosures:

Resolution text
State Street letter
Calvert November 25, 2014 letter to Community Health Systems

Cc: Bennett Freeman, Senior Vice President for Social Research and Policy
Calvert Investment Management, Inc.
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investment Management, Inc.
Reed Montague, Sustainability Analyst, Calvert Investment Management, Inc.

Sustainability Report Resolution

RESOLVED: Shareholders request that Community Health Systems, Inc. prepare a sustainability report describing the company's environmental, social and governance (ESG) risks and opportunities including patient and worker safety, privacy and security, environmental management, including energy and waste minimization, and supply-chain risks. The report, prepared at reasonable cost and omitting proprietary information, should be published by October 31, 2015.

SUPPORTING STATEMENT:
We believe tracking and reporting on ESG business practices make a company more responsive to a transforming business environment characterized by finite natural resources, changing legislation, concerns over healthcare and safety, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in products and processes, develop company-wide communications, publicize innovative practices and receive feedback.

Mainstream financial companies are continuing to recognize the links between environmental, social and governance ("ESG") performance and shareholder value. As such, the availability of ESG performance data is growing through a wide range of data providers, such as Bloomberg. Also, investment firms like Goldman Sachs and Deutsche Asset Management are increasingly incorporating corporate social and environmental practices into their investment decisions.

The United Nations' Principles for Responsible Investment has over 1,200 signatories who seek the integration of ESG factors in investment decision making. They collectively hold over $45 trillion assets under management and require information on ESG factors to analyze fully the risks and opportunities associated with existing and potential investments.

We believe that disclosure of sustainability policies, programs and performance can help a company manage sustainability opportunities and risks and that such disclosure is increasingly becoming a competitive advantage. According to a John Hopkins University study, hospitals are the second largest waste producers after the food industry. This gives hospitals many opportunities to reduce their waste stream and enhance community reputation. Other high impact areas with opportunities for improvement include green cleaning, improving air quality for both staff and patients, water conservation and energy reduction, all of which offer further ways not only to improve sustainability but also cost saving measures. Patient safety, product marketing and quality of care, and quality of staff work life, are also areas of concern.

The report should include a company-wide review of policies, practices and metrics related to ESG performance using the GRI Index and checklist as a reference.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 25, 2014

Mr. Wayne Smith
Chairman of the Board and Chief Executive Officer
Community Health Systems Professional Services Corporation
4000 Meridian Boulevard
Franklin, TN 37067

Dear Mr. Smith:

I am writing to you on behalf of Calvert Investment Management, Inc. Calvert has been a leader in the field of sustainable and responsible investing (SRI) for over 30 years, demonstrating that investors may manage risk and enhance long-term portfolio performance by investing in well-governed, sustainable and responsible companies. Based in Bethesda, MD, Calvert Investments has assets under management of over $13.5 billion as of November 21, 2014.

Our research has found limited recent and updated publicly available information regarding Community Health Systems programs, policies and strategies aimed at addressing environmental, social and governance (ESG) impacts of the company's business. We believe that hospitals overall and your company in particular need to increase disclosure of its policies and programs on patient safety as well as to begin disclosing your safety records. We are interested in learning about the overall steps you are taking to strengthen and improve the safety culture and performance within your hospitals. While we know you published a sustainability report in 2012, we have not seen any further information, particularly details on sustainability-related goals and/or metrics. Given the impact of Hurricane Sandy on New York, what are your plans to handle patient safety and transportation issues due to emergencies? In addition, we are concerned about the supply chain and environmental, health, and safety issues as well as waste minimization, handling and disposal.

There are groups of sustainable and responsible investors who focus on these types of issues, including at U.S. SIF, the U.S. membership association for professionals, firms, institutions and organizations engaged in sustainable, responsible and impact investing. The United Nations Principles for Responsible Investment currently has 1,260 signatories worldwide with $45 trillion in assets under management.

While managing and reporting ESG business practices helps companies compete in a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations, it is important to point out that disclosure can take many forms. The Global Reporting Initiative (GRI) framework (http://www.globalreporting.org) is considered the gold standard and provides organizations with guidelines and procedures for reporting. The framework is designed to be flexible, and to assist companies to report incrementally as they build systems for data collection and analysis.

We look forward to your response and would welcome the opportunity to arrange a conference call with the appropriate staff to discuss the matters outlined in this letter by December 2, 2014. Please contact me by telephone at (301) 951-4815 or by email at reed.montague@calvert.com should you have any questions.

Sincerely,

Reed Montague
Sustainability Analyst
Calvert Investments

Cc: Stu Dalheim, Director, Shareholder Advocacy, Calvert Investments

Community Health Systems Investor Relations



Investment Services
P.O. Box 5607
Boston, MA 02110

December 3, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 2, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of Community Health Systems, Inc. (Cusip 203668108). Also the funds held the amount of shares indicated continuously since 11/27/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/2/2014	Shares Held Since 11/27/2013
D895	Calvert VP S&P Mid Cap 400 Index Portfolio	203668108	Community Health Systems, Inc.	17,057	15,026

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

EXHIBIT B

13867040.3

CHS Community Health Systems

SUSTAINABILITY

CHS Community Health Systems

SUSTAINABILITY COMMITMENT



Our organization has a strong track record of growth and investment to support physicians and employees in their efforts to provide high-quality healthcare services. Now, we also consider the impact of our operations on our patients and neighbors, and the environment.

This is the second report outlining our sustainability initiatives, providing a snapshot of where we are today and how we have built from our baseline in 2009. We anticipate steady advancement toward meaningful, quantifiable plans to increase our sustainability in the coming years.

A multi-disciplinary team is engaged in identifying sustainable practices to improve efficiency, maximize resources and minimize environmental impact. Representatives from operations, facilities management, materials management, quality and resource management, patient safety, employee safety, human resources, legal, and more share their expertise and understanding of the sustainable practices in their areas.

One advantage we have as a large organization is the exposure to diverse ideas and connectivity of a large peer network. We value the opportunity to learn from each other and share ideas, whether clinical best practices to provide optimal outcomes or lessons learned to reduce energy use.

We remain steadfast in our most fundamental objectives – providing patients with quality care and the best possible experience. We strive for excellence at every level as we work to achieve our operational goals, including controlling costs. We will continue making the investments necessary to innovate, lead our industry and serve the communities that depend on us.

Wayne T. Smith

Chairman, President & Chief Executive Officer

Company Overview

Community Health Systems, Inc. is one of the leading operators of general acute care hospitals. As of July 31, 2012, the organization's affiliates owned, operated or leased 135 hospitals in 29 states, with an aggregate of approximately 20,000 licensed beds. In more than 55 percent of the markets served, CHS-affiliated hospitals are the sole provider of healthcare services.

The consolidated organization owns and leases community hospitals that offer quality, cost-effective healthcare including a range of inpatient medical and surgical services, outpatient treatment and skilled nursing care.







Key Operating Statistics*	2008	2009	2010	2011
Number of Hospitals	121	122	127	131
Licensed Beds	17,411	17,557	19,004	19,695
Admissions	668,526	675,902	678,284	675,050
Adjusted Admissions	1,207,756	1,242,647	1,277,235	1,330,988
Patient Days	2,835,795	2,874,125	2,891,699	2,970,044
Net Operating Revenues (In thousands)	$10,919095	$11,742,454	$12,623,274	$13,626,168
Income From Continuing Operations (In thousands)	$233,727	$305,811	$355,213	$335,894

** as of 12/31/2011*

HOSPITAL LOCATIONS



135 Hospitals
29 States

As of 7/31/2012. Visit www.chs.net for more information.



Governance

We recognize that investor confidence in public companies is essential. We are committed to corporate governance guidelines and practices that protect the shareholders' interests. Community Health Systems, Inc. is fortunate to have a very strong board of independent directors who are actively involved in the leadership and oversight of our business, with particular attention to our compliance with accounting, financial and regulatory standards. We have the highest confidence in our system of internal controls, practices, and policies, and, above all, in the integrity of our employees.

Code of Conduct

The CHS Code of Conduct (the "Code") is designed to provide all persons and businesses associated with Community Health Systems, Inc. and its subsidiaries (collectively "CHS" or the "organization") including directors, officers, employees, physicians, contractors, and agents with guidance to perform their daily activities in accordance with the organization's ethical standards and all federal, state, and local laws, rules, and regulations. The Code is an integral component of the organization's Compliance Program and reflects our commitment to achieve our goals within the framework of the law through a high standard of business ethics and compliance.
This Code of Conduct has been adopted by the Board of Directors of Community Health Systems, Inc. and by each subsidiary.

STATEMENT OF BELIEFS



Our organization believes that each community served is different and that the success of each hospital depends upon the actions of each employee, physician, contractor, and agent of that hospital. We have adopted the following Statement of Beliefs that summarizes the commitments of the organization's constituents to our patients, employees, physicians, and the communities served.

- We are dedicated to providing personalized, caring, and efficient service to our patients with total satisfaction as our top priority.
- We recognize the value of each employee in providing high quality, personalized care to our patients.
- We encourage employee involvement in quality improvement to improve processes on an ongoing basis.
- We advocate employee participation in community activities.
- We are committed to involving physicians in partnership, both as consumers of service and as providers in ensuring quality care.
- We are devoted through services, quality, and innovation to provide continued healthcare leadership in the communities we serve.
- We are dedicated to compliance with all federal, state, and local laws, rules, and regulations, including privacy and security of patient health information, coding, billing, and documentation guidelines, and financial arrangements.

CHS Community Health Systems


Siloam Springs
Regional Hospital
EMERGENCY

The new Siloam Springs Regional Hospital opened its doors in April 2012.

BUILDINGS

The new Porter Hospital in Valparaiso, Indiana as it neared completion of its construction in August 2012.

Hospitals and medical office buildings are specialized facilities sheltering the provision of patient care. As CHS-affiliated hospitals focus on providing quality healthcare, they are adopting practices to improve energy efficiency, water and waste management, and the sustainable design of new and existing facilities to create better health for our patients. These practices can reduce both our environmental impact and expenses, keeping more resources directed to patient care.

ENERGY

Professional energy audits and the Environmental Protection Agency (EPA) ENERGY STAR program are some of the tools CHS-affiliated hospitals are using to evaluate their buildings' performance. Energy consultants help hospitals reduce utility consumption by identifying actions that could save energy such as addressing inefficient operating systems and buying energy-efficient products. Last year, more than 70 CHS-affiliated hospitals invested in new air handlers, chillers, and cooling towers to operate more efficiently with better air quality and environmental control.

Professional Energy Audit

Nearly two-thirds of all CHS-affiliated hospitals have had a professional energy audit, doubling the number since 2009. More will have them each year. Audits review utility bills and other operating data to evaluate energy demand, rate structures, and the energy use profile. Interviews with operations personnel and a facility walk-through allow further understanding of building operations and identify any areas of energy waste or inefficiency. Corrective measures are prescribed with estimates of implementation cost, potential operating cost savings and payback periods to help prioritize energy-efficiency projects.

Energy Consultation

Since 2007, CHS-affiliated hospitals have consulted with Hayes Energy to improve their energy efficiency. The program began with the 15 hospitals with the highest energy consumption and has now been expanded to give all access to the service. Hayes conducts an on-site inspection of the hospital to evaluate the physical plant, the age of equipment and how it functions, then develops a list of potential programs that can be implemented. Hospitals that have implemented Hayes' recommendations have been able to reduce their energy use by an average of ten percent.

ENERGY STAR Portfolio Manager

The Environmental Protection Agency ENERGY STAR rating on a building is increasingly recognized as the hallmark of a fiscally and environmentally sound energy management strategy. ENERGY STAR labeled buildings consistently use, on average, 35 percent less energy than their peers and emit 35 percent less carbon dioxide.

Each year since 2008, all CHS-affiliated hospitals have entered energy data into the ENERGY STAR database to benchmark the energy efficiency. The ENERGY STAR performance scale assigns a score between 1 and 100, indicating how a building performs relative to similar buildings nationwide. Scores are automatically adjusted to account for differences in building attributes, operating characteristics, and weather variables.

The EPA designated 23 CHS-affiliated hospitals as ENERGY STAR buildings in 2011 in recognition of their scores of 75 or higher, meaning that their energy performance is better than 75 percent of hospitals nationwide; 64 of our facilities have scores greater than 50 percent. Certifications of performance and adherence to indoor air quality standards are also required to earn the ENERGY STAR label.

ENERGY STAR Products

Energy-efficient products such as personal computers, monitors, printers, and fax machines promoted through the EPA's voluntary labeling program – ENERGY STAR – are top performers in energy efficiency without sacrificing performance, quality or cost-effectiveness. We purchase ENERGY STAR rated products whenever they are available and fulfill our needs.

Lighting

Use of energy-efficient lighting can significantly reduce the pollution caused by buildings. Nearly 70 percent of CHS-affiliated hospitals have installed energy efficient lighting – compact fluorescent light bulbs or the equivalent indoors, and LED outdoors – and more do so each year. Retrofitting one 60-bed hospital with LED lighting has created an environmental impact equivalent to planting 61 acres of trees.

Steam Traps

Steam systems that power boilers to heat buildings and operate sterilizing equipment use tremendous amounts of fuel. In 2011, steam trap studies were performed at the 21 affiliated hospitals whose most recent energy study was more than five years prior. The organization then invested in repairs to retain steam within the system, thereby reducing unnecessary fuel use and minimizing CO2 emissions. Over one year's time, the investments are projected to reduce fuel use by 75,000 pounds and keep more than 9 million pounds of CO2 from being released, the equivalent of taking 784 cars off the road.

The organization is in the process of centralizing the payment of utilities for all affiliated facilities. Over time, this will allow the tracking of usage and emissions reductions.



WATER MANAGEMENT AND CONSERVATION

Wise use of water helps protect the environment and makes financial sense as supplies shrink and rates rise. CHS-affiliated hospitals have implemented a number of programs to reduce water use, including water-efficient irrigation and sprinkler systems, low-flow toilets, proximity sensors for hand-washing sinks, and regular inspections to identify and repair all leaks.

Digital Imaging

Traditional medical film development uses large amounts of water to rinse chemicals from the film and cool the processing equipment. CHS-affiliated hospitals are purchasing digital radiology equipment and installing Picture Archive and Communication Systems (PACS) for the medical benefits, patient record facilitation, and film and water use reduction. To date, nearly 95 percent of the hospitals have installed PACS.

Mechanical System Design

As CHS-affiliated hospitals need to replace their mechanical systems or new hospitals are built, we are moving from water-cooled to air-cooled chillers to reduce water consumption, based on evaluation of the local climate. For example, in the high-desert of the Southwest U.S., an air-cooled chiller will be installed due to the low humidity and the scarcity of water resources.

Well Water

Reducing potable water use reduces the process and treatment energy demand for the public water utility. Eighteen CHS-affiliated hospitals use wells on-site to provide water for equipment such as cooling towers, water-cooled vacuum pumps and air compressors, landscape irrigation and other operations that do not require treated water.

SUSTAINABLE DESIGN

Our construction and building operations are using new standards to maximize energy efficiency and minimize the environmental footprint. We embrace sustainable concepts that do not have significant first-year cost impact, and accept higher first-year costs if these can be recouped in a five-year period. This effort is based on the "Green Guide for Health Care" principles:

- Protect the immediate health of building occupants;
- Protect the health of the surrounding community;
- Protect the health of the global community and natural resources.

The Green Guide integrates environmental and health principles and practices into the planning, design, construction, operations and maintenance of healthcare facilities. It is a self-certifying metric toolkit of best practices that designers, owners, and operators use to guide and evaluate their progress towards high performance healing environments.





We use the Green Guide's Integrated Design Process for all construction projects, whether new build or renovation. Architects, engineers, construction experts and the facility operators provide input from the start of design through the entire planning process. Virtual construction with computer modeling tests the plans to identify technical issues before construction begins, eliminating waste.

Sustainable practices have been used in designing the replacement hospital in Barstow, California, including reducing the possible effects of solar gains with white reflective single-ply roofing material, south-facing windows with integrated louver screens and recessed windows on north-facing patient rooms. The use of an outdoor trellis on the north building face reduces direct sunlight exposure to the two main public spaces while maximizing views towards the desert valley and mountains. The hospital is sited to take advantage of the natural slope and drainage.

Sustainable Construction

With all construction projects, including the new CHS corporate headquarters in 2006, we apply numerous sustainable practices including recycling construction debris and carpet, and using green-certified, low-emitting materials for paint, carpet, furniture, composite wood and laminate.



BUILDINGS

Corporate Headquarters

Energy use at the CHS corporate headquarters is managed through daylight responsive lighting, room occupancy sensors to control lights, and thermostats programmed with appropriate temperatures for daytime, nighttime and weekends. The building's white roofing system enhances durability and reduces heat transfer, cooling loads and energy use. This also reduces the urban heat island effect, the tendency of urban areas to reach temperatures three to eight degrees higher than outlying rural areas.

Two programs at the headquarters protect area waterways and reduce our water use. Restrooms are fitted with motion-sensitive, low-flow water fixtures. An on-site stormwater detention pond mitigates parking lot run-off, attenuates peak discharge rates to reduce flood risk, and minimizes the impact on downstream watersheds.

The sustainable practices used to build and operate the CHS office buildings have earned recognition from the City of Franklin, Tenn. CHS is acknowledged as a Live Green Business Partner at the highest level – platinum. The Live Green Partnership is a joint relationship with Leadership Franklin, Franklin Tomorrow, and the City of Franklin.



New Hospitals Qualify for Green Globes Certification

Green Globes CIEB healthcare addresses environmental assessment, improvement and certification of hospitals and other healthcare facilities using an online self-assessment survey, and a third party assessment process.

We have voluntarily purchased subscriptions to the Green Globes system for three new hospitals we built and opened in 2012 – Siloam Springs, Ark., Valparaiso, Ind., and Barstow, Cal. Each building's information has been entered into the environmental protocol questionnaire for the Continual Improvement of Existing Building (CIEB) tool. A score of 35% allowed the hospitals to enter into Green Globes formal certification.

The Green Globes system ensures that environmental impacts are comprehensively assessed on a 1,000 point scale in multiple categories – energy, water, resources, emissions and effluents, indoor environment and environmental management. Energy Performance credits are awarded based on Energy Star rating, and metering of water has been calculated by using sub metering factors such as analysis per bed, per gallon, and per year. Credits are given for good management practices and the system rewards hospitals for the things that they do right as well as outlining specific targets for improvement.




GREEN
GLOBES

WASTE




SHARPS
FULL
BIOHAZARD
REGULATED MEDICAL WASTE
#V8900

Healthcare is a highly regulated industry, with many federal agencies such as the Environmental Protection Agency and Department of Energy providing oversight. Regulations address hazardous and non-hazardous waste, air emissions, and wastewater to make sure that all is properly captured, recycled, and treated or disposed. All CHS-affiliated hospitals comply with the ever-growing number of regulations and strive to proactively minimize waste and pollution.

MEDICAL WASTE

While most hospital waste is similar to household waste – paper, food and beverages – regulated medical waste accounts for approximately 10 to 15 percent of U.S. hospital waste. Medical waste refers to the portion of the waste stream generated by healthcare facilities that may be contaminated by blood, body fluids or other potentially infectious materials.

Incinerators

All CHS-affiliated hospitals have eliminated the use of on-site medical waste incinerators and transitioned to a vendor for the collection, treatment and disposal of medical and biohazardous waste. This ensures maximum infection control and minimizes environmental risk.

Reusable Sharps Containers

In a typical sharps (e.g., needles, scalpel blades) disposal program, containers are picked up by environmental services staff and the entire container is sent for disposal as medical waste. In 2011, 47 percent of CHS-affiliated hospitals contracted with Stericycle to sterilize and reuse sharps containers. This has diverted 61,700 pounds of plastic and 2,600 pounds of cardboard from landfills and prevented nearly 36,000 pounds of hazardous CO_2 emissions from container incineration; disposal fee expenses have been reduced by eliminating the container weight. More CHS-affiliated hospitals will be adopting reusable sharps containers in the future.

NON-HAZARDOUS WASTE

United Waste Solutions is working with all CHS-affiliated hospitals to consolidate solid waste through improvements in recycling and disposal practices. From 2008 through 2011, following on-site instruction to improve compactor operations, hospitals have reduced the annual number of bin hauls by almost 1500.

Forty CHS-affiliated hospitals have recycling programs in place, and the number of hospitals doing so increases each year.

Our headquarters recycles paper, cardboard, and aluminum. Waste paper from shredded documents is sent to an approved recycler to be pulped and reintroduced into the paper production process.

Toner Cartridge Recycling

Since 2009, toner cartridges have been recycled in all affiliated hospitals and at the corporate office. Empty ink jet, laser, toner and fax cartridges are reprocessed and refilled, keeping thousands of these plastic and metal items from landfills each year.

HAZARDOUS WASTE

Through our Joint Commission preparation program, CHS-affiliated hospitals annually check and document compliance with all regulations regarding underground fuel storage tanks, refrigerants, asbestos, PCBs, and other hazardous materials.







To prevent potential risks to employees, patients and the environment, written procedures are in place for receiving, handling, storage and disposal of potentially hazardous substances used in hospitals. These may include solvents, inorganic compounds, caustic materials (acids/bases), prescription pharmaceuticals, disinfectants or other compounds that may be carcinogenic, mutagenic, or reproductive toxins. Employees working around these wastes are required to be trained at least every three years, or annually, depending on state regulations.

Laboratory Solvents

All hospitals manage the solvents used in laboratories such as micro-biological cultures, dyes and solvents, and formaldehyde, ethanol, and xylene from pathology operations, and we are reducing the quantities needed in two ways. As processors need to be replaced, CHS-affiliated hospitals are installing more efficient equipment that uses 25% less solvent, reducing the waste stream. And three hospitals are able to clean and reclaim solvents on-site, totaling approximately 650 gallons per year.

Fuel

All affiliated hospitals maintain logs for use and consumption of fuel, whether liquid or gas, and have policies and procedures that address management of the fuels.

Fuel Tanks

All CHS-affiliated hospitals monitor the condition of on-site fuel storage tanks, and replacement or repairs are made as needed to maintain compliance and tank integrity. Each facility has a training program and a plan to respond to spills or events from liquid storage devices in accordance with Spill Prevention Countermeasure and Control (SPCC), a federally mandated program for facilities that store more than 1,320 gallons of hazardous substances above ground. Employees working in this area receive training upon hire.



WASTE



Asbestos

Any hospitals that have or are suspected of having asbestos-containing building materials have an operations and maintenance plan with guidance to the staff and contractors for working around asbestos-containing materials. This also serves as a response plan for emergency situations where a material is, or has to be, breached for repairs. Any employees who work around asbestos take a two-hour awareness training module. Organization policy mandates that no hospital employee handle asbestos.

Computers and Electronics

We recycle old computers and electronics through Intechra, a zero percent landfill policy vendor that remarkets what it can then recycles the remainder via disassembly, part separation and raw material recovery. Since beginning the program in 2009, we have disposed of 27,574 units, including laptops, PCs, servers, monitors and PDAs; 171,752 pounds of equipment were reused and 821,037 pounds were recycled. This kept almost one million pounds of material out of the landfill.

Mercury

We have sought to remove all mercury-containing apparatus from our affiliated hospitals and adopted purchasing policies to ensure no new mercury is introduced. While we may find small amounts of mercury in the future, we consider all affiliated hospitals to be mercury-free.

Ethylene Oxide (EtO)

EtO is a biocide commonly used for a wide variety of sterilization purposes, and CHS-affiliated hospitals have a long-term goal to eliminate its use. The 20 hospitals that are still using EtO have special handling procedures to minimize emissions and reduce occupational exposure.

Other Hazards

All CHS-affiliated hospitals manage universal waste as regulated by the EPA. A number of hospitals have established programs to recycle fluorescent light bulbs and oils, and more than half recycle batteries. The corporate office also recycles fluorescent light bulbs and batteries, diverting these from the landfill.

Managing Pharmaceutical Waste



Hospitals generate a substantial amount of pharmaceutical waste that requires proper disposal. Much of this is pharmaceuticals that have been partially dispensed, but not completely used.

To fully manage the issues surrounding this waste stream, all of our affiliated hospitals are using Stericycle Rx Waste Compliance services to help characterize, segregate, transport and properly dispose of their pharmaceutical waste, whether hazardous or not.

The American Society of Health-System Pharmacists and the National Institute for Occupational Safety and Health have established categories of drug waste and the Joint Commission has more than twenty standards acute care facilities must follow.

With Stericycle support, hospitals can achieve and maintain EPA, DOT and OSHA compliance, while reducing the risk associated with handling dangerous compounds. This comprehensive program covers formulary characterization and identification for EPA and DOT; staff training programs and materials; containers for facility-wide segregation and collection; packaging, documentation, and final destruction of hospital pharmaceutical waste.

PURCHASING





A vast scope and volume of supplies, equipment and energy are required to operate hospitals and create a safe environment for patient care, such as cleaning supplies, linens, food, equipment, and water. We are reducing our reliance on hazardous materials including latex and PVC, and seek to purchase refurbished equipment when available. Once purchases reach the end of their initial purpose, we focus on reuse within the hospital, transfer to another user, and finally to recycling and proper waste disposal.

HealthTrust Purchasing Group

We expand our access to environmentally-friendly products and supplies and gain financial savings with volume purchasing through HealthTrust Purchasing Group (HPG). As an equity partner in HPG since 2008, CHS is able to influence its policies, including the formalized Sustainability and Environmentally Preferable Purchasing activities used as part of their contracting process for healthcare supplies and services.

HPG is a member of Practice Greenhealth, which offers information, best practices, and solutions for greening the many facets of the healthcare industry including environmental purchasing, clean energy, chemicals management, and waste management. Since 2009 HPG has won the Champion for Change Award three times at the Practice Greenhealth Environmental Excellence Awards in recognition of HPG's accomplishments in "greening" their own organization and assisting customers with improving their environmental performance. The Champion for Change Award is reserved for organizations supplying healthcare products and services that are considerate of the earth and its resources. HPG also participates in initiatives led by Health Care Without Harm and other environmental-interest groups.

Latex

We purchase only latex-free examination gloves and have minimized the number of latex products being used in recognition of allergy concerns latex may cause for patients and employees.

PVC/DEHP

Hospitals have implemented a plan for the reduction and ultimate phase-out of materials containing polyvinylchloride (PVC) which release dioxins to the environment during production and disposal and often contain vinyl plasticizers (softeners) known as phthalates. Through a vendor contract to supply IV tubing that is PVC/DEHP free, 619,111 PVC-containing sets are being diverted from the landfill each year.

Refurbished Equipment

CHS established its refurbished equipment program in 2002, committing to purchase refurbished equipment if it is available and provides the same clinical applications as new equipment. Since 2008, the refurbished equipment purchased for CHS-affiliated hospitals included 1,348 beds, 671 defibrillators, 98 EKG machines, 96 sterilizers, 87 surgical tables and 204 stretchers. In four years, this program has kept more than 3,100 items out of the landfill.

Linens

Sterile bedding, towels and uniforms are just a few of the fabric supplies that are managed to minimize hospital associated infections. More than a third of our affiliated hospitals contract with Angelica Corporation, a linen services vendor that uses the first EPA-registered oxygen bleach disinfectant; non-phosphated and NPE-free alkali, conditioners, and detergents; invests capital in more energy efficient equipment and water recycling systems; and takes other actions to reduce greenhouse gas emissions.

Redeploying Supplies

All materials managers send e-mails at least weekly to move supplies no longer utilized at their hospital to locations where they will be useful. The organization has instituted a virtual database to allow facilities to resell un-needed trauma implant supplies to other CHS-affiliated hospitals via intercompany transfer. More than 1,300 pieces were transferred in 2011.

Some supplies that are no longer of use to a hospital can be resources for other organizations. Many of our hospitals donate surplus supplies to charity organizations.








PURCHASING



Reprocessing

Reprocessing is a Food and Drug Administration-approved system to clean, sterilize, inspect and repackage single-use medical devices to perform at their original level for one or more additional uses, conserving resources without placing patients at risk. In 2011, nearly half of all CHS-affiliated hospitals were contracted with a medical device reprocessing vendor, diverting more than 39 tons – 265,386 devices – from landfills.

Minority Vendors

HPG has a formalized vendor diversity program, seeking agreements with minority- and women-owned manufacturers, distributors and service providers as supply partners. HPG is proactive in pre-sourcing and sourcing minority- and women-owned businesses, creating an equal opportunity to compete for and earn contracts for the goods and services its members purchase. The organization also assists with strengthening the management skills of business owners and provides access to key personnel.

CHS increased the volume of materials purchased through minority vendors by 36% in 2011 over 2010. This volume has grown through building awareness of new minority vendors, contact information and areas of expertise is sent to materials managers in all affiliated hospitals.



Medical Device Refurbishment



Keeping up with the latest medical technology often involves replacing equipment before it reaches the end of its expected service life. Refurbishment of this still-valuable equipment puts these items to work and keeps them away from the landfill.

International standards for refurbishment stipulate steps to process used equipment, distinguishing refurbished from second-hand through actions such as repair, rework, software updating, and replacement of worn parts.

Defibrillators are one of the pieces of equipment our organization buys from Dixie Medical, a vendor specializing in the sale and recertification of medical equipment. At their Brentwood, Tenn. headquarters, Dixie's staff performs a 22-point inspection for each refurbished defibrillator. The devices are completely re-certified to adhere to all manufacturer guidelines and specifications.

Each parameter of device performance is scrutinized with testing equipment that is regularly calibrated and maintained according to factory recommendations. The defibrillators are then painstakingly detailed to ensure the device appearance is as close to new as possible. Before putting the equipment back in use, device information and destination are submitted to the manufacturer in accordance with FDA regulations.

All defibrillators refurbished by Dixie are manufactured in the U.S. Dixie technicians who test and maintain devices are trained and certified by the manufacturer.





PATIENTS

People come to hospitals at their most joyous and vulnerable times – the birth of a child, a health emergency, the end of life. We appreciate the trust they place in us and strive to ensure we meet their needs for quality healthcare and expectations of excellent service. Two programs our affiliated hospitals have adopted to support patient satisfaction and the delivery of quality care are hourly rounding and Emergency Department discharge follow-up calls.

Hourly Rounding

Among the benefits of hourly rounding are increased patient-caregiver communications, reduction in patient falls and skin breakdowns, and improved patient satisfaction. Regular bedside attention creates more opportunity for proactive care.

ED Discharge Calls

Calls to reinforce patient care are made within a day or two of emergency department treatment to help ensure post-visit care is on track, prescriptions are filled, pain is managed, and discharge instructions are understood. We were able to follow-up with more than a million of our discharged patients in 2011.







Counting On Accuracy

Barcodes now support accurate, real-time counts of surgical sponges during procedures. Mat-Su Regional Medical Center adopted the SurgiCount Safety-Sponge® System in late 2011 to validate their counting process and reduce the possibility of retained surgical sponges.

The system uses a small mobile computer and scanning device along with barcoded sponges. According to Martha Bush, director of surgery at Mat-Su, each sponge is scanned as it is used or removed. If a discrepancy is identified, the tracking helps providers identify where or how to look, depending on when the sponge was scanned during the procedure.

Surgical staff counting technique is reinforced by recording the number of sponges scanned into the case and reconciling the number of sponges scanned out. The SurgiCount system and unique barcodes prevent a sponge from being inadvertently counted "IN" or "OUT" more than once.

Surgical staff and physicians appreciate the validation of the previously manual count process. When discrepancies arise, the issue is raised and surgeons and staff work collaboratively to find the missing item.

The organization is investing in the SurgiCount system to support the standard of care provided to patients. Surgeries performed at all CHS-affiliated hospitals will use Surgicount by the end of 2012.







PEOPLE



Quality and the Core Measures

We are committed to delivering quality care and exceeding our patients' expectations about their hospital experience. Joint Commission accreditation and Centers for Medicare and Medicaid Services (CMS) Core Measures are just two of the tools that CHS and all hospitals across the country benchmark against to increase the quality of patient care.

CHS-affiliated hospitals have earned the Gold Seal of Approval™ from The Joint Commission and are accredited by numerous healthcare standard-bearers. Accreditation and other honors are earned through independent reviews of each hospital's performance against national quality and safety requirements.

Affiliated hospitals strive to continually improve scores in the CMS Core Measures and Hospital Consumer Assessment of Healthcare Providers and Systems (HCAHPS) surveys, and take every opportunity to further excel. We recognize this is one important and valuable measurement of our overall quality efforts and their impact. Tracking quality data, daily attention to process improvement, and collaboration between hospital staff and physicians have been, and will continue to be, the keys to our successful delivery of quality care.

Inpatient Core Measure Results: 20 Consecutive Quarters of Improvement


100
98
96
94
92
90
88
86
84
82
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81.6
90
91.2
91.9
93.3
94.5
94.8
95.4
95.6
96.2
96.5
96.6
97
97.5
97.95
97.96
98.1
98.4
98.6
98.7
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Q2 '11
Q3 '11
Q4 '11



Patient Safety

The Joint Commission's National Patient Safety Goals bring attention to challenges facing all hospitals and provide evidence- and expert-based solutions. CHS's Patient Safety Committee has a parallel focus on continuous improvement that focuses on systemwide solutions, whenever possible.

The Committee draws on the knowledge and experience of an enterprise-wide group of physicians, nurses, risk managers, hospital administrators, IT specialists, pharmacists and other clinicians committed to patient safety initiatives and best practices. The group meets quarterly to consider issues and develop Patient Safety Alerts with recommended risk-reduction strategies for facility consideration.

All CHS-affiliated hospitals have a Quality Improvement Council and use a standardized methodology to promote safe and quality patient care through continuous monitoring and evaluation.

Patient Satisfaction

Ongoing inpatient satisfaction surveys help us track whether we meet expectations and identify opportunities for improvement. Since 2007, the "would recommend" the hospital score has steadily increased, demonstrating the effectiveness of our focus on goals related to HCAHPS and patient satisfaction.





EMPLOYEES

Our ability to deliver quality patient care is made possible by an outstanding workforce of individuals who are committed to our mission. CHS is committed to being a great company to work for, offering opportunities for professional growth, and a safe work environment that leads to very satisfied employees.

Employee Safety

We strive to protect our greatest asset, employees, by providing safe work environments through continued communication, data analysis, equipment evaluations and education. Employee injury data for all CHS-affiliated facilities is reviewed quarterly, to identify issues of concern that can be addressed at individual hospitals or enterprise-wide. Corporate risk management assists individual facilities as they develop action plans to improve their employee safety programs.







Backing Employee Safety

Eliminating manual lifting of patients can play a major role in back injury prevention for medical caregivers. Through our Safe Patient Handling and Transfer Program we have invested in equipment to assist patients with standing, raising or repositioning, making those acts safer and more comfortable for the patient and caregiver. Patient lifting devices and slide sheets assist caregivers in carrying out frequent tasks without the stress and strain associated with manual handling.

Employee benefits to the Safe Patient Handling and Transfer Program include fewer disabling injuries. Employees appreciate the investment in their protection that can extend their careers as they age. Since beginning the program in 2007, the severity of injuries related to the lifting and transfer of patients was reduced by 86 percent by the second year of participation, with some hospitals eliminating them completely. Company-wide, the frequency of lost time claims in the workers' compensation program has decreased by 10 percent over the past three years.


National Workers' Compensation Program
Rate of Lost Time Claims per $10MM in Payroll


1.05
1
0.95
1.06
1.04
1.02
1
0.98
0.96
0.94
0.92
0.9
2008-2009
2009-2010
2010-2011
The frequency of
Lost Time Claims
is down 10% over
the last 2 years.





PEOPLE

Professional Development

By fostering opportunities for encouragement, development, and education, employees are able to apply and enhance their skills. Self-directed individuals can take advantage of two internal company resources, the Advanced Learning Center, an online library of personal and professional development courses, and the Video Library of management and personal development topics. Tuition reimbursement is available for those who want to pursue training at an institution of higher learning.

Individuals who aspire to be in C-suite positions can develop their skills through assistant positions at the hospitals. On-the-job experience is gained through the Assistant Chief Executive Officer, Assistant Chief Financial Officer and Assistant Chief Nursing Officer education programs.

Several hospitals partner with graduate medical education residency programs; this provides residents with practical patient experience and builds the pool of practicing physicians.

Workforce Satisfaction

Each year we survey all employees to gauge workforce morale, using the information to develop action plans to improve the work environment. Across the company, participation rates remain high, with nearly 65,000 employees participating in the 2012 survey. Of these, 85 percent said they were satisfied with the organization as a place to work, 90 percent are satisfied with the courtesy and respect they received from others in their department and 92 percent are highly motivated to contribute to the organization's success. From 2008 to 2012, we have seen a 10 percentage point increase in our "very satisfied" score for employees' overall satisfaction with their hospital as a place of employment.

Workforce Diversity

This organization values the talents and skill sets of each colleague and applicant. CHS is determined to provide an equal opportunity environment and to comply with all laws, regulations, and policies regarding personnel actions. It is the policy of CHS to provide equal opportunity without regard to race, religion, color, national origin, age, gender, sexual orientation, gender identity, disability, marital status, veteran status, or any other characteristics protected by federal, state, or local laws.


PEOPLE



PHYSICIANS

We work with more than 32,000 physicians to ensure quality care for patients across our network of CHS-affiliated hospitals, many of which are the sole healthcare resource in the community. In addition to medical staff oversight of credentialing, peer review and quality assurance, physicians provide professional input to hospital operations and services that best serve patients.

Physician Leadership

Medical staff representatives serve on the board of each hospital, providing leadership and influencing policy. Physician Leadership Groups increase alignment and collegiality among medical staff members and administration, creating an environment for meaningful dialogue and problem-solving.

Physician Recruitment

As an industry leader in physician recruitment, we identify qualified primary care physicians and specialists and pair them with the hospitals, physician groups, and communities that will support their practices. Effective physician recruitment raises the quality of care and expands the scope of services available in local communities.

CHS Physician Recruitment 2002 - 2011


2000
1800
1600
1400
1200
1000
800
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400
200
426
470
507
534
594
769
1472
1679
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1864
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CHS Community
Health Systems

National Medical Advisory Board

Primary care physicians and specialists from across the organization meet quarterly with the CEO and other members of the CHS senior management team to provide perspective on policy decisions and other issues that affect hospital operations and patient care.

Physician Leadership Groups

Each affiliated hospital has a Physician Leadership Group that meets regularly with the hospital CEO and other hospital leaders to discuss strategic issues, quality improvements, safety, and effective teamwork.

Physician Advisory Groups

Specific areas of medical specialty, such as cardiology or orthopedics, provide peer-to-peer networks for physicians to share best practices and build more successful clinical programs.

Physician Satisfaction

We survey our physicians annually to monitor their opinions regarding management and operational effectiveness and identify opportunities for improvement. Since 2008, overall physician satisfaction with the CHS-affiliated hospital where they practice has increased from 82 percent to 89 percent. Survey participation levels continue to be high, with a 57 percent response rate for the 2011 medical staff survey.



COMMUNITY



Hospitals serve many roles in their communities – healthcare provider, employer, educator, and health advocate – customizing their efforts in response to the unique needs of the population. Beyond investment in the healthcare resources available at our facilities, our financial commitment to the community includes the taxes we pay to support schools and other government services. We also provide emergency medical services for all patients, regardless of their ability to pay, providing $3.2 billion in uncompensated care in 2011.

2011 Taxes

Tax	Paid or Accrued
Property Tax	$95,945,000
Sales Tax	$84,772,000
Other Taxes	$52,561,809
Federal Income Tax	$128,791,000
State Income Tax	$8,862,000
Total Taxes 2011	$370,931,810

Sponsorships

All affiliated hospitals support the local community to support causes and events that put focus on important health-related issues. From participating in Relay for Life and Go Red For Women, to little league baseball and school programs, hospitals are vital participants in their communities.



ADVOCACY

CHS supports and works closely with the major hospital associations at the federal level, including the American Hospital Association (AHA) and the Federation of American Hospitals (FAH), on key policy issues affecting the hospital community.

The AHA serves as the umbrella group for two major organizations that seek to promote sustainable hospital operations – the American Society for Healthcare Engineering (ASHE) and the American Society for Healthcare Environmental Services (ASHES). Together, these groups work with government agencies such as the EPA, FDA and CDC to address and shape key policy issues on sustainability that affect the hospital industry and provide tools to help hospitals reduce their environmental footprint. These groups have published a web site – www.hospitalsustainability.org – to further promote the importance of sustainability in the hospital community, and make tools available to hospitals regarding environmental issues.

State Hospital Associations

CHS-affiliated hospitals are active members in the hospital associations in 25 states, participating in activities that encourage each state's healthcare delivery system.

Grassroots Efforts

Individual hospitals engage in grassroots efforts with local, state, and federal officials to bring attention to issues that affect community well-being.





Nursing and Medical Education Scholarships

In 2008, the Community Health Systems Foundation committed $1.5 million to the University of West Alabama to provide scholarships for both UWA graduates and employees of CHS-affiliated hospitals who wish to pursue bachelor's degrees in nursing. To date, 21 nurses have been awarded scholarships through the program. Following graduation and licensing, these new RNs will be provided with employment opportunities at CHS-affiliated Alabama hospitals. The partnership also funds scholarships through the Alabama Medical Education Consortium, enabling students to complete medical school and fulfill their residencies in Alabama. Founded at UWA in 2005, the Alabama Medical Education Consortium is a medical education pipeline providing primary care physicians to Alabama's underserved small towns, rural communities, and inner cities.

Emergency Preparedness

For more than 30 years, the Joint Commission has required hospitals to identify potential disasters that could affect their operations or their communities and develop emergency plans that address crisis prevention, preparation, response, and recovery. Every year, CHS-affiliated hospitals put those plans to the test by participating in disaster drills to help ensure they are ready to provide medical care under the most challenging circumstances and to help ensure the safety of their communities.

Some facilities participate in hospital-only drills, while others coordinate efforts with local or state organizations and emergency responders to organize community-wide responsiveness. Whether the disaster comes at the hand of man or by an act of Mother Nature, hospitals must be prepared at every level of the organization. From medical supplies, triage and transportation, to emergency generators, communication systems, and staffing, getting ready for possible disaster takes considerable thought and planning.

BUILDING HEALTHY COMMUNITIES

Healthy Woman

CHS-affiliated hospitals provide free monthly events designed to improve the emotional, physical and fiscal well-being of women and their families. Five hospitals initially launched Healthy Woman in 2004; today there are more than 50,000 Healthy Woman members and 102 hospital programs.





Senior Circle

CHS established the Senior Circle Association in 1999 to encourage a healthy and active lifestyle for seniors through programs that encourage continued learning, wellness, volunteering, and social activity. The organization has grown to 120 chapters with more than 95,000 members at the end of 2011.



COMMUNITY

Wellness Programs

Our affiliated hospitals provide a wide range of programming based on their individual community needs. Prenatal programs for expectant parents, women's health fairs, health support groups for breast cancer, tobacco free living, and post-partum adjustment, diabetes education, blood drives, blood pressure screenings, CPR classes, sports medicine, and healthy weight loss challenges are just a few of the thousands of events offered by hospitals to enhance community wellness each year.

American Health Facilities Development

Our subsidiary Quorum Health Resources, LLC (QHR) is helping hospitals create healthier environments for patients and staff. Their subsidiary, American Health Facilities Development is preparing hospitals for anticipated green building legislation with the AHFD Sustainability Survey. An extensive, on-site assessment and analysis of a hospital's current level of sustainability starts with a facility tour and review of existing systems to identify ways to improve efficiencies. Following a review of the environmental service products in use, AHFD recommends alternate products that, over time, can save the hospital money. Considering the hospital leadership's culture regarding sustainability and its willingness to implement sustainable initiatives, AHFD develops a roadmap of next steps to guide the hospital in its efforts to create a greener healthcare campus.

We Commit

Hospitals strengthen the community through their commitment to individual, organizational and community health. Beyond providing quality care within the facility, every CHS-affiliated hospital extends its commitment into the wellness, growth and vibrancy of the surrounding area.

The ten hospitals of Lutheran Health Network based in Fort Wayne, Ind. illustrate this outreach with their "We Commit" community reinvestment. Whether volunteering to help clean up a school playground, or supporting an organization that makes a difference in the lives of families, these hospitals are committed to creating healthy, vibrant communities so their region can continue to grow.





Collectively, they significantly impact the regional economy. From education and social services to infrastructure and economic development, the hospitals' more than $15 million in property and sales taxes paid in 2011 are hard at work. Over the same period, the hospitals gave more than $8 million in charitable contributions to support agencies such as AIDS Task Force, Fort Wayne Chamber of Commerce and Fort Wayne Children's Zoo.

Just as important is the active participation of volunteering as agencies benefit from the skills and caring of hospital employees. Through board service, fundraising, event participation such as Walk a Mile in Her Shoes, or giving their skills, Lutheran Health Network is living its dedication through service, treatment and support.

The commitment to being a better healthcare provider is a way of life for employees who commit to provide the highest level of care and deliver a positive experience for every patient. Individual lives are touched as the hospitals provide emergency medical services regardless of the patient's ability to pay. In 2011, uncompensated care at the hospitals of Lutheran Health Network totaled more than $147 million.

For more information about CHS and its sustainability initiatives, please contact Corporate Communications at 615-465-7000 or e-mail *corporate_communications@chs.net*



CHS™ Community Health Systems

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Job : 45
Date: 2/11/2015
Time: 9:13:26 AM


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2015

Michael P. Donaldson
EOG Resources, Inc.
michael_donaldson@eogresources.com

Re: EOG Resources, Inc.
Incoming letter dated December 19, 2014

Dear Mr. Donaldson:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to EOG by Trillium Asset Management, LLC (on behalf of Mayberry LLC, Persephone LLC and the Sierra Club Foundation), Portico Benefit Services, the Church Pension Fund and the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America. We also have received a letter on the proponents' behalf dated January 16, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

January 30, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EOG Resources, Inc.
Incoming letter dated December 19, 2014

The proposal requests that EOG publish a report that reviews the company's policies, actions and plans to enhance and further develop measurement, disclosure, mitigation and reduction targets for methane emissions.

We are unable to concur in your view that EOG may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that EOG's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that EOG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 16, 2015

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. December 19, 2014 Request to Exclude Shareholder Proposal Regarding Methane Emissions

Dear Sir/Madam:

This letter is submitted on behalf of Mayberry LLC, Persephone LLC, The Sierra Club Foundation, Portico Benefit Services, Church Pension Fund and The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America by Trillium Asset Management, LLC, as the designated representative in this matter (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of EOG Resources (hereinafter referred to as "EOG" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to EOG, to respond to the letter dated December 19, 2014 sent to the Office of Chief Counsel by EOG, in which it contends that the Proposal may be excluded from the Company's 2014 proxy statement under Rule 14a-8(i)(10).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in EOG's 2015 proxy statement because the Company has not substantially implemented the Proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to EOG's General Counsel and Corporate Secretary, Michael P. Donaldson via e-mail at Michael_Donaldson@eogresources.com.

<u>The Proposal</u>

The Proposal, the full text of which is attached as Attachment A, requests:

> EOG publish a report that reviews its policies, actions, and plans to enhance and further develop measurement, disclosure, mitigation, and reduction targets for methane emissions resulting from all operations under its financial or operational control. The report should consider steps beyond legal compliance and be prepared in light of studies on methane emissions, at reasonable cost, omit proprietary information, and be available by October 2015.

The Commission has stated that the Rule 14a-8(i)(10) exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12,598 (1976). In order for the company to meet its burden under the rule, it must clearly demonstrate that the company's actions satisfy both the proposal's core concerns and its key elements. See, e.g. *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (January 19, 2004) (proposal seeking direct access to data while company only offering a public report of a third party); *3M Company* (March 2, 2005) (proposal seeking implementation on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines); *Chesapeake Company* (April 13, 2010).

The Company argues that its website disclosures regarding methane emissions are sufficient to conclude that the company has acted favorably on the matter. But it is clear that the Company has not satisfied the Proposal's core concerns and its key elements because it has not done the following:

<u>There has not been a review</u>: The Proposal requests that the Company "publish a report that reviews its policies, actions, and plans..." However, while the Company argues that it has disclosed its policies, practice and plans, there is nothing in the Company's argument or on its website disclosures that constitutes a **review**. A "review" is defined by Merriam-Webster as "an act of carefully looking at or examining the quality or condition of something or someone: examination or inspection". However, there is nothing in the website disclosures that can be said to be a review. There is no assessment or examination of these policies, actions or plans. Additionally, the Proposal makes it clear that while we acknowledge EOG has made disclosures, we find them to be minimal and insufficient responses to the significant public concern and debate over methane emissions. Accordingly, the Proposal seeks a review of these policies, practices and plans in the hopes that such a review would lead EOG to make changes to its policies, actions and plans – i.e. to "enhance and further develop" them. Central to the entire Proposal is the belief that the Company's existing disclosures are inadequate and the question before investors is whether the Company should go further. In particular, the company does not provide its total methane emissions as a percentage of operations; nor what portion are measured by direct detection and measurement versus engineering calculation. It also does not provide information about what proportion of its operations have technologies in place that reduce methane emissions.

The Company has not set targets nor contemplated them publicly: The Company does not mention, in its argument or on its website, targets for methane emissions. Clearly, target setting is a core aspect of the Proposal and would be relevant to any review conducted by EOG. In the third whereas clause we identify the One Future Initiative as a group of natural gas supply chain companies that are setting a goal of achieving a 1% leakage rate.[1] And in the fifth whereas paragraph we discuss state regulation to capture 95 percent of emissions. This emphasis on target setting as a key feature of the public debate over methane emissions makes it a core concern that must be addressed by the Company. By leaving the subject of targets unaddressed, the Company cannot be said to have substantially implemented the Proposal.

No public reporting on or review of methane emissions studies: The Proposal requests that the review be prepared "in light of studies on methane emissions" which we make reference to in paragraph two of the whereas clauses. However, there is nothing in the Company's no-action request nor its website disclosures that makes any reference to or shows consideration of these studies. It is worth pointing out there is considerable amount of effort being put into research intended to understand the sources of methane emissions, ways of reducing them and the impact they have on the environment. And while those studies make strong arguments in support of setting robust targets, the oil and gas industry also points to studies to support its arguments that emission are falling and should not be of significant concern.[2] Accordingly, this debate over what the science and studies find and conclude is central to the significant policy issue at stake and the Proposal. The Company's failure to address publicly, let alone review, these methane emissions studies further demonstrates that it has not substantially implemented the proposal.

Accordingly, this case is analogous to *Chesapeake Company* (April 13, 2010) where the shareholder proposal sought a report summarizing the environmental impacts of the hydraulic fracturing operations of the company, potential policies for the Company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water and soil quality from these activities, and a discussion of the scale, likelihood

---

[1] http://www.gastechnology.org/CH4/Documents/Fiji-George-CH4-presentation-Sep2014.pdf

[2] http://www.scientificamerican.com/article/epa-moves-to-count-methane-emissions-from-fracking/ and http://insideclimatenews.org/news/20150107/frackings-methane-leakage-be-focus-many-studies-year

and/or impacts of potential material risks short or long-term, to the company's finances or operations due to environmental concerns regarding fracturing. In that case the company argued that its website disclosures on the environmental concerns related to hydraulic fracturing and a company website dedicated to the issue provided sufficient information to qualify for a 14a-8(i)(10) exclusion. However, the shareholder proponent in that case successfully argued that it did not qualify for the exclusion because the company failed to address one key issue, wastewater, and provided only incomplete information on other issues.

As in *Chesapeake*, while EOG does have some website disclosures, those disclosures fail to address core concerns raised in the Proposal. In addition, the shareholder proposal in *Chesapeake* and the EOG Proposal were both written in response to the deficiencies in the companies' reporting on their operations. In our case, as discussed above, we are concerned that the Company has failed to take a number of steps in response to the widespread public debate on methane emissions. The Company's failure to engage in a review of its policies, practices and plans raises concerns for us as investors because a number of companies are going further than EOG when it comes to reporting. For example, Apache and Range Resources provide disclosures related to their total methane emissions as a percentage of operations.[3] And other companies are actively working to establish targets.[4] This information can be useful to investors because it may provide the basis for evaluating the regulatory, reputational, regional and operational risks that EOG faces.

This Proposal also comes as the Obama Administration is actively questioning the adequacy of the methane regulatory structure and the voluntary measures taken by some companies. Just this week, the White House announced a plan under which the oil and gas industry would have to cut methane emissions by 40 to 45 percent below 2012 levels by 2025.[5] However, environmental organizations questioned the Administration's failure to regulate immediately existing oil and gas equipment nationwide.[6] This difference of opinion between the EPA and environmental organizations illustrates how the adequacy of specific oil and gas company efforts, such as EOG, to reduce methane emissions will continue to be an issue of public concern and needs further attention from the Company.

---

[3] http://www.apachecorp.com/Sustainability/Environment/Emissions/GHG_emissions_reporting/index.aspx and http://www.rangeresources.com/corp-responsibility/environment-health-and-safety/emission-reduction-and-elimination

[4] http://www.gastechnology.org/CH4/Documents/Fiji-George-CH4-presentation-Sep2014.pdf

[5] http://www.nytimes.com/2015/01/14/us/politics/obama-administration-to-unveil-plans-to-cut-methane-emissions.html?_r=0

[6] http://www.edf.org/media/environmental-defense-fund-applauds-new-white-house-methane-goal

Also demonstrating the debate around what steps oil and gas companies should take is illustrated by the White House's approval of the actions planned by members of the ONE Future Initiative which include Apache, Southwestern, Hess and others, but not EOG:

> The Administration's actions represent important steps to cut methane emissions from the oil and gas sector. Fully attaining the Administration's goal will require additional action, particularly with respect to existing sources of methane emissions. Several voluntary industry efforts to address these sources are underway, including EPA's plans to expand on the successful Natural Gas STAR Program by launching a new partnership in collaboration with key stakeholders later in 2015. EPA will work with DOE, DOT, and leading companies, individually and through broader initiatives such as the One Future Initiative and the Downstream Initiative, to develop and verify robust commitments to reduce methane emissions. This new effort will encourage innovation, provide accountability and transparency, and track progress toward specific methane emission reduction activities and goals to reduce methane leakage across the natural gas value chain.[7]

Further illustrating the regulatory risk that EOG faces in this active debate over methane emissions by not reviewing its position or going further in its disclosures and target setting, today the EPA Administrator said "If existing sources aggressively reduce their emissions, then it's not clear that there will be cost-effective reductions that will necessitate regulation of existing facilities." That is, if oil and natural gas companies take meaningful steps to reduce their methane emissions voluntarily for existing operations, the EPA may not need to adopt methane rules for existing infrastructure.[8] Seeing the contrast between how the Administration discusses the target setting and measures taken by companies that participate in the ONE Future Initiative and the warning to operators about a failure to aggressively reduce emissions makes it clear that the question confronting EOG right now is whether it is doing enough? To make that determination we believe strongly that it needs to develop a report that reviews its policies, actions, and plans to enhance and further develop measurement, disclosure, mitigation, and reduction targets for methane emissions resulting from all operations under its financial or operational control and that the report should consider steps beyond legal compliance and be prepared in light of studies on methane emissions.

---

[7] http://www.whitehouse.gov/the-press-office/2015/01/14/fact-sheet-administration-takes-steps-forward-climate-action-plan-anno-1 and http://www.bloomberg.com/news/2015-01-14/obama-unveils-plan-to-cut-methane-leaks-from-oil-gas-industry.html

[8] http://thehill.com/policy/energy-environment/229781-epa-head-defends-methane-rule-from-greens-criticism

We have filed this Proposal because we find the Company's limited disclosures to be lacking and its failure to set goals concerning, especially in light of regulatory risk and the actions of its peers. These unaddressed areas are not just a disagreement over the finer points of methane emissions – they are central points, i.e. core concerns, of the public debate over methane emissions that the Company has not acted favorably upon. As such, there is a live and pressing question before EOG's shareholders. This Proposal provides our fellow shareholders with the opportunity to express agreement or disagreement with our belief that EOG needs to review its position on methane emissions disclosure (in a public report) in light of the growing body of evidence and regulatory activity on the matter. And additionally express an opinion on whether the Company needs to enhance and further develop measurement, mitigation, and reduction targets for methane. This is a central question to the entire issue of methane emissions management by EOG. Based on last year's vote of 28% on this issue and the ongoing public debate, we are confident that a substantial number of investors agree with our position and should have the opportunity to express that opinion through a vote on the Proposal.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron
Senior Vice President

cc: Michael P. Donaldson via e-mail at Michael_Donaldson@eogresources.com
General Counsel and Corporate Secretary

Pat Zarega via email at ***FISMA & OMB Memorandum M-07-16***
Portico Benefits Services

Ariane van Buren via email at***FISMA & OMB Memorandum M-07-16***
Church Pension Fund
The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America

Appendix A

Methane Emissions Report

Whereas:

Public confidence in the environmental benefits of natural gas is threatened by evidence of high levels of methane leakage from the oil and gas industry in many regions. For example, a November 2013 study published in the Proceedings of the National Academy of Sciences shows the oil and gas sector in Oklahoma and Texas, where EOG has significant operations, may be emitting up to five times more methane than estimated by the EPA.

Methane is a potent greenhouse gas with 86 times the climate impact of carbon dioxide over a 20-year period. Studies from Harvard, the University of Texas, Cornell, and the University of Colorado, among others, estimate highly varied methane leakage rates as a percentage of production, creating uncertainty and garnering negative media attention that could undermine public confidence in the environmental benefits of natural gas.

In September 2014 BG Group, ENI, Pemex, PTT, Statoil and Southwestern Energy signed on to a voluntary program to monitor and disclose their methane emissions. Similarly, a number of companies in the natural gas supply chain have formed the One Future Coalition with the goal of achieving a 1% leakage rate across the entire value chain.

A recent report prepared by ICF International, drawing on industry input, identified proven control strategies that can slash oil and gas methane emissions by 40% at an average annual cost of less than one cent per thousand cubic feet of produced natural gas. These strategies, such as vigilant leak detection and repair programs and retrofits of valves originally designed to leak methane, are commonsense ways to cut emissions. In addition, some such strategies will have a positive economic payback, as the value of captured gas more than offsets the cost of control.

Regulatory risk is also very real. For example, in November 2013, Colorado proposed new regulations, with industry support, focusing on methane air emissions and requiring companies capture 95 percent of their hydrocarbon emissions. Other states and the federal government are also considering regulatory responses.

Proponents believe EOG's social license to operate may also be at risk. Implementing a comprehensive program of measurement, mitigation, disclosure, and target setting for actual, as opposed to estimated or calculated, methane air emissions can help address this risk. We also believe better management of leakage and venting represents economic opportunity for EOG by capturing valuable product that can be monetized.

Unfortunately, EOG's disclosures associated with leakage and venting are minimal. In contrast, Range Resources and Apache provide a total methane leakage rate for their operations in their public disclosures.

Resolved: Shareholders request EOG publish a report that reviews its policies, actions, and plans to enhance and further develop measurement, disclosure, mitigation, and reduction targets for methane emissions resulting from all operations under its financial or operational control. The report should consider steps beyond legal compliance and be prepared in light of studies on methane emissions, at reasonable cost, omit proprietary information, and be available by October 2015.



Michael P. Donaldson
Vice President,
General Counsel and Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax: (713) 651-6261
Michael_Donaldson@eogresources.com

December 19, 2014

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. - Shareholder Proposal Submitted by Mayberry LLC, Persephone LLC, The Sierra Club Foundation, Portico Benefit Services, Church Pension Fund and The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America

Ladies and Gentlemen:

This letter is submitted by EOG Resources, Inc. ("***EOG***", "***the company***" or "***we***") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "***Exchange Act***") to notify the U.S. Securities and Exchange Commission (the "***Commission***") of EOG's intention to exclude from its proxy materials for its 2015 annual meeting of stockholders a shareholder proposal and supporting statement (the "***Proposal***") submitted by Mayberry LLC, Persephone LLC, The Sierra Club Foundation, Portico Benefit Services, Church Pension Fund and The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America (each, a "***Proponent***" and, collectively, the "***Proponents***").

We also respectfully request confirmation that the Staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if EOG excludes the Proposal from its 2015 proxy materials in reliance on Rule 14a-8(i)(10). A copy of the Proposal, together with related correspondence received from the Proponents, is attached hereto as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), a copy of this letter is also being e-mailed and faxed to each Proponent. The mailing addresses, e-mail addresses and facsimile numbers for the Proponents are set forth at the end of this letter.

EOG currently intends to file its definitive 2015 proxy materials with the Commission on or about March 20, 2015. Accordingly, in accordance with Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which EOG expects to file its definitive 2015 proxy materials.

THE PROPOSAL

The Proponents have requested that EOG publish a report that reviews its policies, actions and plans to enhance and further develop measurement, disclosure, mitigation and reduction targets for methane emissions resulting from EOG's operations. The proposal further requests that such report consider steps beyond legal/regulatory requirements and take into account published studies regarding methane emissions. The proposal also requests that such report be made available by October 2015.

The resolution portion of the Proposal reads as follows:

"Resolved:

Shareholders request EOG publish a report that reviews its policies, actions, and plans to enhance and further develop measurement, disclosure, mitigation, and reduction targets for methane emissions resulting from all operations under its financial or operational control. The report should consider steps beyond legal compliance and be prepared in light of studies on methane emissions, at reasonable cost, omit proprietary information, and be available by October 2015."

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) -- EOG has already substantially implemented the Proposal and it may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from a company's proxy materials if "the company has already substantially implemented the proposal." This rule was designed "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Exchange Act Release No. 34-12598 (July 7, 1976).*

The standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See Exchange Act Release No. 34-20091 (August 16, 1983), Texaco, Inc. (available March 28, 1991) and The Coca-Cola Company (available January 25, 2012).* The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). When a company can demonstrate that it has taken actions to implement the essential objective of a shareholder proposal, even if by means other than those suggested by the proponent, the Staff has concurred that the proposal may be excluded as moot. *See, e.g., Del Monte Foods Company (available June 3, 2009), Wal-Mart Stores, Inc. (available March 10, 2008), Caterpillar Inc. (available March 11, 2008); The*

Dow Chemical Co. (available March 5, 2008), Johnson & Johnson (available Feb. 22, 2008), and *The Kroger Co. (available April 11, 2007).*

EOG believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(10) because EOG has already substantially implemented the Proposal. EOG's corporate website contains considerable and meaningful disclosure regarding EOG's policies, practices and plans for, and actions taken with respect to, the enhancement and further development of the measurement, disclosure and mitigation (i.e., reduction) of emissions (including methane emissions) from EOG's operations. EOG has provided these disclosures voluntarily, consistent with its commitment to transparency regarding its operations, and not for legal compliance reasons or to satisfy other legal requirements.

These disclosures, which were updated and expanded in April 2013 and again in July 2014, are available under the "Corporate Responsibility – Global Climate Change" tab of EOG's corporate website (www.eogresources.com). For the Staff's convenience, we have included the complete text of these disclosures on Exhibit 2 attached hereto, and refer to such disclosures herein.

Specifically, EOG's policies, practices and plans for, and actions taken with respect to, the enhancement and further development of the measurement, disclosure and mitigation (i.e., reduction) of emissions from EOG's operations include the following narrative disclosures:

Policies, Practices and Plans

- EOG's overall policy that the reduction of air emissions throughout its operations is both in the best interests of the environment and a prudent business, operational and economic practice.

- EOG's continuous and ongoing practice pursuant to which, where operationally appropriate, EOG designs its facilities and installs equipment and infrastructure to (among other objectives) minimize emissions from its operations.

- EOG's continuous and ongoing review of its operations with a view to (among other objectives) reducing emissions from its operations.

Actions Taken

- EOG's installation and utilization of specialized equipment (such as low-bleed controllers, reduced emissions completion systems and solar-powered chemical pumps) and infrastructure (such as natural gas gathering pipelines), in each case for the purpose of minimizing emissions from EOG's field operations.

- EOG's implementation of an Emissions Management System for the measurement of emissions from the company's operating facilities, based on recognized methodologies and accepted engineering practices.

- EOG's participation in the Carbon Disclosure Project's climate change (i.e., greenhouse gas/carbon) disclosure program for 2014 and expected participation in future years as well, such participation being undertaken to enhance and further develop EOG's disclosures regarding emissions.

- EOG's disclosure, via its website, of the following quantitative emissions-related disclosures: (i) EOG's 2013 and 2012 fugitive emissions intensity rates in respect of its U.S. operations; (ii) EOG's 2013 and 2012 flaring emissions intensity rates in respect of its U.S. operations; (iii) the gathering infrastructure (i.e., pipelines) installed by EOG in 2012 and 2013 in its major U.S. operating divisions; (iv) the percentage of reduced emissions completions (i.e., "green completions") conducted by EOG in 2013 for its U.S. gas well completions; and (v) EOG's greenhouse gas intensity rate for 2012 and 2013.

These policies, practices, plans and actions (i) were undertaken (and disclosed) voluntarily by EOG, consistent with its commitment to operating in an environmentally responsible and safe manner, as well as its commitment to continuous improvement (and transparency) and (ii) exceed any applicable legal compliance requirements.

In addition, as noted above, EOG's "Corporate Responsibility" website disclosures were updated and expanded in April 2013 and again in July 2014. As has been communicated to the Proponents, EOG plans and intends to periodically review and update (and expand, as appropriate) both its narrative and quantitative disclosures regarding emissions-related matters.

Although EOG's existing emissions-related disclosures are included on EOG's website instead of in a published report as requested by the Proponents, EOG believes that its website disclosures, in the aggregate, implement the essential objective of the Proposal. Moreover, EOG believes that the website disclosures regarding its policies, practices and plans for, and actions taken with respect to, the enhancement and further development of the measurement, disclosure and mitigation (i.e., reduction) of emissions from its operations compare favorably with the guidelines of the Proposal.

CONCLUSION

Accordingly, it is our view that EOG may exclude the Proposal from its 2015 proxy materials pursuant to Rule 14a-8(i)(10). We request the Staff's concurrence with our view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if EOG so excludes the Proposal. If the Staff does not concur with the position discussed above, we would appreciate the opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response.

When a written response to this letter becomes available, please fax the letter to me at (713) 651-6261 or email it to me at michael_donaldson@eogresources.com. Should the Staff have any questions or need any further information, please feel free to call me at (713) 651-6260.

Sincerely,

Michael P. Donaldson
Vice President, General Counsel and Corporate Secretary

cc: **Mayberry LLC, Persephone LLC and The Sierra Club Foundation**
c/o Trillium Asset Management LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111
Attention: Jonas Kron, Senior Vice President, Director of Shareholder Advocacy
Via email to jkron@trilliuminvest.com and facsimile at (617) 482-6179

Portico Benefit Services (a ministry of the Evangelical Lutheran Church in America ("ELCA"))
800 Marquette Avenue, Suite 1050
Minneapolis, MN 55402-2892
Attention: Pat Zerega (Consultant to ELCA on Corporate Social Responsibility)
Via e-mail to ***FISMA & OMB Memorandum M-07-16*** and facsimile at ***FISMA & OMB Memorandum M-07-16***

Church Pension Fund
c/o Ariane van Buren (Consultant to Church Pension Fund)

FISMA & OMB Memorandum M-07-16

Via e-mail to ***FISMA & OMB Memorandum M-07-16*** and facsimile at ***FISMA & OMB Memorandum M-07-16***

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America
c/o Ariane van Buren (Consultant to the Episcopal Church's Committee on Corporate Social Responsibility)

FISMA & OMB Memorandum M-07-16

Via e-mail to ***FISMA & OMB Memorandum M-07-16***

Exhibit 1

Copy of the Proposal and Related Correspondence

Methane Emissions Report

Whereas:

Public confidence in the environmental benefits of natural gas is threatened by evidence of high levels of methane leakage from the oil and gas industry in many regions. For example, a November 2013 study published in the Proceedings of the National Academy of Sciences shows the oil and gas sector in Oklahoma and Texas, where EOG has significant operations, may be emitting up to five times more methane than estimated by the EPA.

Methane is a potent greenhouse gas with 86 times the climate impact of carbon dioxide over a 20-year period. Studies from Harvard, the University of Texas, Cornell, and the University of Colorado, among others, estimate highly varied methane leakage rates as a percentage of production, creating uncertainty and garnering negative media attention that could undermine public confidence in the environmental benefits of natural gas.

In September 2014 BG Group, ENI, Pemex, PTT, Statoil and Southwestern Energy signed on to a voluntary program to monitor and disclose their methane emissions. Similarly, a number of companies in the natural gas supply chain have formed the One Future Coalition with the goal of achieving a 1% leakage rate across the entire value chain.

A recent report prepared by ICF International, drawing on industry input, identified proven control strategies that can slash oil and gas methane emissions by 40% at an average annual cost of less than one cent per thousand cubic feet of produced natural gas. These strategies, such as vigilant leak detection and repair programs and retrofits of valves originally designed to leak methane, are commonsense ways to cut emissions. In addition, some such strategies will have a positive economic payback, as the value of captured gas more than offsets the cost of control.

Regulatory risk is also very real. For example, in November 2013, Colorado proposed new regulations, with industry support, focusing on methane air emissions and requiring companies capture 95 percent of their hydrocarbon emissions. Other states and the federal government are also considering regulatory responses.

Proponents believe EOG's social license to operate may also be at risk. Implementing a comprehensive program of measurement, mitigation, disclosure, and target setting for actual, as opposed to estimated or calculated, methane air emissions can help address this risk. We also believe better management of leakage and venting represents economic opportunity for EOG by capturing valuable product that can be monetized.

Unfortunately, EOG's disclosures associated with leakage and venting are minimal. In contrast, Range Resources and Apache provide a total methane leakage rate for their operations in their public disclosures.

Resolved: Shareholders request EOG publish a report that reviews its policies, actions, and plans to enhance and further develop measurement, disclosure, mitigation, and reduction targets for methane emissions resulting from all operations under its financial or operational control. The report should consider steps beyond legal compliance and be prepared in light of studies on methane emissions, at reasonable cost, omit proprietary information, and be available by October 2015.



November 21, 2014

Corporate Secretary
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, TX 77002

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.7 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with EOG Resources, Inc. (EOG) on behalf of Mayberry LLC, Persephone LLC and The Sierra Club Foundation for inclusion in the 2015 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Mayberry LLC, Persephone LLC and The Sierra Club Foundation each hold more than $2,000 of EOG common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letters, our clients will remain invested in this position continuously through the date of the 2015 annual meeting. We will forward verification of the positions separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with EOG Resources, Inc. about the contents of our proposal.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Jonas Kron
Director, Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center
60 South Street
Suite 1100
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of Mayberry LLC at EOG Resources, Inc (EOG) on the subject of climate change.

Mayberry LLC the beneficial owner of more than $2,000 worth of common stock in EOG that it has held continuously for more than one year. Mayberry LLC intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2015.

I specifically give Trillium Asset Management, LLC full authority to deal, on Mayberry LLC's behalf, with any and all aspects of the aforementioned shareholder proposal. I intend all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that Mayberry LLC may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Michael Lear
c/o Trillium Asset Management, LLC
Two Financial Center
60 South Street
Suite 1100
Boston, MA 02111

10/23/2014
Date

Fidelity Family Office Services 200 Seaport Blvd. Z2N
Boston, MA 02210



12/05/14

Re: Mayberry LLC/ Account Ending in ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Fidelity holds as custodian for the above client 895 shares of EOG Resources (EOG). These shares have been held in this account continuously for at least one year prior to November 21, 2014.

These shares are held at Depository Trust Company under DTC's nominee name CEDE & Co. FBO National Financial Services.

This letter serves as confirmation that the shares are held by Fidelity.

Sincerely,

John Maloney

John Maloney

Client Service Manager

Fidelity Family Office Services

Jonas Kron
Director, Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center
60 South Street
Suite 1100
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of Persephone LLC at EOG Resources, Inc (EOG) on the subject of climate change.

Persephone LLC the beneficial owner of more than $2,000 worth of common stock in EOG that it has held continuously for more than one year. Persephone LLC intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2015.

I specifically give Trillium Asset Management, LLC full authority to deal, on Persephone LLC's behalf, with any and all aspects of the aforementioned shareholder proposal. I intend all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that Persephone LLC may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Michael Lear
c/o Trillium Asset Management, LLC
Two Financial Center
60 South Street
Suite 1100
Boston, MA 02111

10/23/2014
Date

Fidelity Family Office Services 200 Seaport Blvd. Z2N
Boston, MA 02210



12/05/14

Re: Persephone Group LLC/ Account Ending in ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Fidelity holds as custodian for the above client 891 shares of EOG Resources (EOG). These shares have been held in this account continuously for at least one year prior to November 21, 2014.

These shares are held at Depository Trust Company under DTC's nominee name CEDE & Co. FBO National Financial Services.

This letter serves as confirmation that the shares are held by Fidelity.

Sincerely,

John Maloney

Client Service Manager

Fidelity Family Office Services



December 5, 2014

Corporate Secretary
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, TX 77002

Dear Secretary:

In accordance with the SEC Rules, please find the attached authorization letter from The Sierra Club Foundation as well as the custodial letter from Charles Schwab Advisor Services documenting that they holds sufficient company shares to file a proposal under rule 14a-8. Verification of ownership for Mayberry LLC and Persephone LLC will be provided shortly.

Please contact me if you have any questions at (503) 894-7551; Trillium Asset Management LLC., Two Financial Center, 60 South Street, Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Jonas Kron
Director, Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center
60 South Street
Suite 1100
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of The Sierra Club Foundation at EOG Resources, Inc (EOG) on the subject of climate change.

The Sierra Club Foundation is the beneficial owner of more than $2,000 worth of common stock in EOG that it has held continuously for more than one year. The Sierra Club Foundation intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2015.

I specifically give Trillium Asset Management, LLC full authority to deal, on the Sierra Club Foundation's behalf, with any and all aspects of the aforementioned shareholder proposal. I intend all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that The Sierra Club Foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Virginia W. Quick
Chief Financial Officer
The Sierra Club Foundation
85 Second Street, Suite 750
San Francisco, CA 94105

11/17/14
Date


charles
SCHWAB

1958 Summit Park Dr
Orlando, FL 32810

November 24, 2014

Re: THE SIERRA CLUB FOUNDATION/Acct SMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 56 shares of EOG common stock. These 56 shares have been held in this account continuously for at least one year prior to November 21, 2014.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer

Justin Creamer
Relationship Specialist

#1213-8191


PORTICO
Benefit Services | A Ministry of the ELCA



VIA OVERNIGHT DELIVERY

November 25, 2014

Michael P. Donaldson
VP, General Counsel and Corporate Secretary
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson,

As a faith-based retirement plan and institutional investor, Portico Benefit Services, a ministry of the Evangelical Lutheran Church in America (ELCA) believes it is possible to positively impact shareholder value while at the same time aligning with the values, principles and mission of the ELCA. We believe that corporations need to promote positive corporate policies including the consideration of reduction targets for methane emissions resulting from all operations under its financial or operational control.

Portico Benefit Services is beneficial owner of over 165,000 shares of EOG Resources common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain a requisite ownership position through the 2015 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that EOG Resources consider publishing a report that reviews its policies, actions, and plans to enhance and further develop measurement, disclosure, mitigation, and reduction targets for methane emissions resulting from all operations under its financial or operational control. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2015 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. Trillium Asset Management (Trillium) is the primary filer on this resolution.

Trillium will continue as the lead shareholder, and is prepared to assemble the dialogue team as quickly as convenient. If you have any questions, please contact Pat Zerega, Consultant to ELCA on Corporate Social Responsibility, at ***FISMA & OMB Memorandum M-07-16*** or via email at ***FISMA & OMB Memorandum M-07-16*** Also, please copy Pat on all related correspondence with the primary filer.

Sincerely,

Kurt Kreienbrink

Kurt Kreienbrink, CFA
Manager, Socially Responsible Investing & Investor Advocacy
Portico Benefit Services
kkreienbrink@PorticoBenefits.org

CC: Pat Zerega
Consultant to ELCA on CSR
FISMA & OMB Memorandum M-07-16

Tatyana Roman – BNY
Mellon Asset Servicing
135 Santilli Highway
Everett, MA 02149



BNY MELLON

Asset Servicing
135 Santilli Highway
Everett, MA 02149

November 25, 2014

Michael P. Donaldson
VP, General Counsel and Corporate Secretary
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson,

This letter is to confirm that BNY Mellon, custodian for Portico Benefit Services, a ministry of the Evangelical Lutheran Church in America (ELCA), has continuously held 114,613 shares of EOG Resources common stock from November 25, 2013 thru November 25, 2014.

As of this date, Portico Benefit Services intends to hold its shares of EOG Resources common stock through the date of your next annual meeting.

If you have any questions, please call me at (617) 382-6260.

Sincerely,

Tatyana Roman

Tatyana Roman
Vice President

CC: Kurt Kreienbrink, CFA
Manager, Socially Responsible Investing & Investor Advocacy
Portico Benefit Services
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892



Nancy L. Sanborn
Executive Vice President
Chief Legal Officer & Secretary

19 East 34th Street
New York, NY 10016
(212) 592-6416
(800) 223-6602 x6416
(212) 592-9428 fax
nsanborn@cpg.org

VIA FEDERAL EXPRESS

November 24, 2014

Mr. Michael P. Donaldson
Vice President, General Counsel and Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, TX 77002

Re: Shareholder Proposal on Methane Emissions Report

Dear Mr. Donaldson:

The Church Pension Fund ("CPF") is the beneficial owner of 7,150 shares of common stock of EOG Resources, Inc. (held by our custodian The Northern Trust Company), and has continuously held at least $2,000 in market value of such shares for at least one year prior to the date of this letter. CPF has requested that The Northern Trust Company confirm directly to you such ownership of shares by CPF.

CPF is affiliated with The Episcopal Church, and is the sponsor and administrator of pension plans established for the clergy and lay employees of The Episcopal Church. CPF has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the social, ethical and environmental ethical implications of its investments. This includes a concern about issues related to greenhouse gas emissions and their effects on climate change.

To this end, CPF hereby co-files with Trillium Asset Management and The Episcopal Church the attached shareholder proposal and supporting statement, for consideration at EOG's 2015 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. CPF will hold at $2,000 in such shares through the 2015 Annual Meeting.

If you have any questions or concerns about this resolution, please contact Ariane van Buren, Consultant to CPF and The Episcopal Church's Committee on Corporate Social Responsibility. She can be contacted by telephone at ***FISMA & OMB Memorandum M-07-16*** by email at ***FISMA & OMB Memorandum M-07-16*** or by mail at ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Very truly yours,

Nancy L. Sanborn
Executive Vice President, Chief Legal Officer and Corporate Secretary

G:\Legal\General Counsel\Church Pension Fund\Socially Responsible Investments (including SFRI Committee)\Proxy Proposals Submitted by CPF and or TEC\2014-15\2014 11.24 EOG Resources - Methane Emissions.docx

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



November 24, 2014

Mr. Michael P. Donaldson
Vice President, General Counsel and Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, TX 77002

Re: Confirmation of Holdings by The Church Pension Fund of Shares of Common Stock of EOG Resources, Inc. – Letter dated November 24, 2014 from The Church Pension Fund to EOG Resources, Inc. Re: Methane Emissions Report

Dear Mr. Donaldson:

We are submitting this verification letter at the request of The Church Pension Fund.

As custodian for The Church Pension Fund and the record holder in DTC of the shares of Common Stock of EOG Resources, Inc. described below, The Northern Trust Company verifies that on November 24, 2014, The Church Pension Fund held, and had held continuously for at least one year prior to November 24, 2014, at least $2,000 in market value of Common Stock of EOG Resources, Inc..

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 630-8091.

Sincerely,

Matt J. Levy
Vice President

cc: Nancy L. Sanborn, Executive Vice President, Chief Legal Officer & Secretary, The Church Pension Fund

G:\Legal\General Counsel\Church Pension Fund\Socially Responsible Investments (Including SPRI Committee)\Proxy Proposals Submitted by CPF and or TBC\2014-15\2014 11.24 Northern Trust Confirmation Memo - SBA Communications.doc

NTAC:Missing


THE
Episcopal
CHURCH

VIA E-MAIL: michael_donaldson@eogresources.com

November 24, 2014

Michael P. Donaldson
Vice President, General Counsel and Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, TX 77210-4362

Dear Mr. Donaldson,

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America ("DFMS" or "Episcopal Church") is the beneficial owner of 6,600 shares of EOG Resources, Inc. common stock (held for the Episcopal Church by Bank of New York Mellon).

The Episcopal Church, along with many other churches and socially concerned investors, has long been concerned with the moral and ethical implications of its investments. This includes a concern about issues related to greenhouse gas emissions and their effects on climate change.

To this end, the Episcopal Church hereby co-files with Trillium Asset Management the attached shareholder proposal and supporting statement.

This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Episcopal Church has held at least $2,000.00 in EOG Resources, Inc. shares for the past year and will hold at least $2,000 in such shares through the 2015 annual meeting. Verification of this ownership, provided by the Bank of New York Mellon, our custodian bank, is included with this filing.

If you have any questions or concerns about this resolution, please contact Ariane van Buren, Consultant to the Episcopal Church's Committee on Corporate Social Responsibility. She can be contacted by telephone at ***FISMA & OMB Memorandum M-07-16*** or by mail at ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Very truly yours,

N. Kurt Barnes
Treasurer and CFO





Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

November 24, 2014

Michael P. Donaldson
Vice President, General Counsel and Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, TX 77210-4362

VIA Email: michael_donaldson@eogresources.com and tina_meyer@eogresources.com

Dear Mr. Donaldson:

With respect to The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States, we are pleased to confirm the following:

1. The Bank of New York Mellon is the holder of record.
2. For the past twelve (12) months **prior to November 24, 2014**, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States has owned continuously a minimum of **1,900** shares of EOG Resources, Inc.
3. The Bank of New York Mellon certifies that as of November 24, 2014, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States held 6,600 shares of EOG Resources, Inc. for a market value of $671,484.00.

If you have any questions regarding this information, please contact me at (412) 236-7012 or Marjorie Shoop at marjorie.shoop@bnymellon.com.

Sincerely,

Jon Bangor, Vice President
Asset Servicing Global Client Administration
Compliance, Risk & Contracts

XC: Margareth Crosnier de Bellaistre
Dr. Ariane van Buren

<u>Exhibit 2</u>

EOG Corporate Website Disclosures Regarding Emissions

(As currently published at http://www.eogresources.com/responsibility/climate.html)



Global Climate Change



EOG's Position on Global Climate Change

EOG produces natural gas, one of the cleanest burning and most environmentally friendly fossil fuels. As noted in an article in *The Wall Street Journal*, "U.S. carbon-dioxide emissions have fallen dramatically in recent years, in large part because the country is making more electricity with natural gas instead of coal. Energy-related emissions of carbon dioxide, the greenhouse gas (GHG) that is widely believed to contribute to global warming, have fallen 12 percent between 2005 and 2012 and are at their lowest level since 1994, according to a recent estimate by the Energy Information Administration, the statistical arm of the U.S. Energy Department."

EOG supports efforts to understand and address the contribution of human activities to global climate change through the application of sound scientific research and analysis. In addition, the company believes that the reduction of air emissions throughout its operations is both in the best interests of the environment and a prudent business practice. A safety and environmental update that includes climate change issues is presented to the EOG Board of Directors annually.

EOG is a member of the American Exploration & Production Council (AXPC), a national trade association that represents large U.S. independent crude oil and natural gas exploration and production companies. AXPC companies have been active in voluntarily reducing methane emissions. Additionally, the AXPC has issued a formal position statement on climate change, which supports continued research on the contribution of human activities to climate change and the development of policy and regulatory initiatives in a scientifically sound and economically transparent manner. The AXPC supports the sharing of best management practices and recognizes that natural gas will be a critical component of any climate change policy. The complete AXPC position statement is available on the AXPC website.

EOG is also a member of the Independent Petroleum Association of America (IPAA), a national trade association that represents independent crude oil and natural gas exploration and production companies in the United States. The IPAA and many of its member companies support programs to voluntarily reduce methane emissions. With respect to climate change, it is the stated position of the IPAA that science must serve as the foundation for global climate policymaking; economic and social impacts must be addressed; and the important role of American crude oil and natural gas production must be recognized in any policy actions.

The company strives to promote policies through these and other trade associations that are consistent with EOG's position on global climate change.

Emissions Management and Reporting



It is important to EOG, for operational, environmental and economic reasons, to reduce air emissions from its operations. EOG's facilities are specifically designed to minimize emissions and maximize recovery of all vapors. In addition to reducing flaring, EOG has, where operationally appropriate, installed specialized control equipment, such as low-bleed controllers, vapor recovery units and high-efficiency combustion devices, to minimize emissions. EOG also utilizes gathering infrastructure (i.e., pipelines), reduced emissions completion systems (i.e., "green completion" systems), multi-well pads, compressors equipped with emissions control technology, solar-powered chemical pumps, "thief" hatches and vent sealing valves to minimize emissions. In addition, as warranted, EOG utilizes thermal/infrared cameras to detect emissions.

EOG has a program in place to promote compliance with state and federal permits and regulations. EOG recently implemented an Emissions Management System for calculating emissions based on recognized methodologies and accepted engineering practices. This system is being utilized to calculate GHG emissions from the company's operating facilities.

EOG has taken steps to comply with the New Source Performance Standards and the National Emission Standards for Hazardous Air Pollutants for the crude oil and natural gas sector that were recently implemented by the U.S. Environmental Protection Agency (EPA). These standards are designed to limit emissions of volatile organic compounds (VOCs) and other designated emissions from a variety of sources relating to the completion of natural gas wells and the processing and transportation of natural gas.

Since September 2011, EOG has filed reports with the EPA in accordance with the regulatory requirements for facilities with combustion sources greater than 25,000 tons per year (based on emissions data from prior periods). EOG continues to gather data to comply with future reporting requirements. EOG has also gathered GHG emissions data since 2011 for all facilities subject to the EPA's regulatory requirements, and periodically reports that data to the EPA in accordance with regulatory requirements. This data will be available to the general public from the EPA.



Carbon Disclosure Project

In addition, consistent with its commitment to transparency, EOG participated in the Carbon Disclosure Project's climate change program for 2014, and expects to participate in this program in future years as well. EOG's participation in this program will allow investors and the public to better understand the climate change-related aspects of EOG's business. EOG's participation in this program will also allow EOG to benchmark its business and operations against that of its peer companies.

Energy Efficiency and Conservation Measures

EOG frequently reviews energy use and efficiency and takes appropriate actions to reduce consumption, improve the energy efficiency of its field operations and reduce the emissions from its field operations. As a result, EOG has installed in certain of its operating areas dual-fuel compressors and compressors with speed controls and air fuel controllers, resulting in lower fuel usage and lower emissions. Additionally, in support of recent regulatory initiatives, EOG utilizes electric-driven pumps and compressors in certain of its operating areas to lessen the emissions generated in those areas. Moreover, in addition to reducing overall emissions from its field operations, EOG's use of multi-well pads and pipeline gathering systems also conserves fuel by reducing trucking during drilling, completion and transportation operations. In addition, EOG's ongoing efforts to reduce the number of days required to drill wells not only lowers costs for EOG and its stockholders, but also lowers fuel consumption.



EOG's focus on energy efficiency and conservation also extends to its office buildings. For example, the office building housing EOG's Houston, Texas headquarters utilizes LED light fixtures; a variable frequency water pumping system that aids in lowering water consumption; and an energy management system that controls and monitors heating and air conditioning usage in the building. In addition, EOG's office buildings in Houston, Denver and San Antonio have received Leadership in Energy and Environmental Design (LEED) certification. LEED is a "green" building certification program that recognizes best-in-class building strategies and practices.

EOG's Houston, Texas headquarters office building is also ENERGY STAR-certified. ENERGY STAR is a voluntary EPA program that assists businesses and individuals in saving money on energy costs and protecting our climate through superior energy efficiency.

Energy efficiency and conservation were also key considerations in EOG's construction of its office building for its Midland, Texas division office. In constructing the building, EOG utilized composite metal panels and sheetrock containing recycled materials; energy-efficient glass and precast concrete; ceiling tiles and carpet containing renewable materials and low VOCs; and paint containing no VOCs.

EOG's various offices also participate in the recycling programs offered by building management.

Regulatory Considerations

EOG is aware of the increasing focus of local, state, national and international regulatory bodies on GHG emissions and climate change issues. The company is also aware of legislation proposed by U.S. and Canadian lawmakers to reduce GHG emissions. EOG will continue to monitor and assess any new policies, legislation or regulations and take appropriate actions.

EOG believes that any new climate change policies must be based on sound scientific and economic considerations, which are fully disclosed to the public, and rely on market forces to efficiently encourage consumer conservation and the development of alternative energy sources. Also, EOG believes that the application and enforcement of climate change policies and regulations should apply appropriately to all sectors of the economy and be uniform at the local, state, national and international levels. Moreover, EOG believes any emissions limits or standards imposed on industry should be based on reliable, available and economically feasible technology.

Since GHG emissions from the combustion of natural gas are among the lowest of any fossil fuel on a per-unit basis, EOG expects that the increased use of natural gas in preference to other fossil fuels will be a critical component of any climate change policy. EOG will strive to increase production of natural gas where economically feasible in response to increases in natural gas demand.

Quantitative Indicators Regarding Emissions

GHG intensity, which is a standard emissions measurement in a variety of industries, is the level of GHG emissions per unit of economic activity. GHG intensity is typically based on gross domestic product (GDP) when measured at a national (i.e., country) level or on aggregate output or production when measured at an industry or individual company level. GHG intensity and other emissions intensity rates are used (for example, by regulatory bodies such as the EPA) to compare the environmental impact of different fuels or activities and to determine progress in achieving emissions reduction targets.

EOG's GHG intensity rate, as reported in accordance with the EPA's reporting rules, was 35.70 metric tons CO_{2e} (carbon dioxide equivalent) per MBoe produced from EOG's U.S. operations during 2012 and 37.05 metric tons CO_{2e} per MBoe produced from EOG's U.S. operations during 2013.

EOG also calculates a fugitive emissions intensity rate based on the methane-related fugitive emissions associated with its operated wells, as reported in accordance with the EPA's GHG reporting rules, relative to EOG's overall U.S. production of oil and gas for such year. EOG's fugitive emissions intensity rate was 2.42 metric tons CO_{2e} per MBoe produced from EOG's U.S. operations during 2012 and 1.65 metric tons CO_{2e} per MBoe produced from EOG's U.S. operations during 2013.

In addition, EOG calculates a flaring intensity rate based on the flaring emissions associated with its operated wells, as reported in accordance with the EPA's GHG reporting rules, relative to EOG's overall U.S. production of oil and gas for such year. Flaring, which is the controlled burning of natural gas, is used to safely combust natural gas as appropriate. When crude oil is extracted and produced from wells, natural gas associated with the crude oil is produced as well. Flaring may be utilized when adequate gathering and processing infrastructure (for example, pipelines) is not available to capture such natural gas production and transport it to market.

EOG's flaring intensity rate was 4.6 metric tons CO_{2e} per MBoe produced from EOG's U.S. operations during 2012 and 3.9 metric tons CO_{2e} per MBoe produced from EOG's U.S. operations during 2013.

It is important to EOG, for environmental and economic reasons, to reduce both its flaring and venting of natural gas and the associated emissions, by capturing natural gas at the wellhead. Accordingly, EOG installs (among other emissions reduction equipment) natural gas gathering pipelines and reduced emissions completion systems (i.e., "green completion" systems), such as closed-loop venting systems and portable (e.g., truck or trailer-mounted) recovery and processing equipment, to separate and recover associated natural gas at the wellhead, so it can be directed to a pipeline and sold.

In 2012 and 2013, EOG installed an aggregate 489.59 miles and 222.58 miles, respectively, of natural gas gathering pipelines in its major U.S. operating divisions.

In addition, EOG conducted reduced emissions completions (as defined by applicable EPA regulations for natural gas well completions) (i.e., "green completions") for 100 percent of its U.S. natural gas well completions in 2013.